Q3 08 Report

TSX NGX
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Northgate Minerals Corporation

Northgate Minerals Corporation

Report to Shareholders
Three and Nine Months Ending September 30, 2008
All dollar amounts are stated in United States dollars unless otherwise indicated.

Management’s Discussion and Analysis

Management’ s Discussion and Analysis ("MD&A") provides a review of the performance of Northgate Minerals Corporation ("Northgate" or the "Corporation") and should be read in conjunction with the accompanying unaudited interim consolidated financial statements and related notes, which are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These statements, together with the following discussion and analysis, are intended to provide shareholders with a reasonable basis for assessing the operational and financial performance of Northgate, as well as certain forward-looking statements relating to Northgate’s potential future performance. A cautionary note regarding forward-looking statements follows this MD&A. All of the financial information presented herein is expressed in US dollars, unless otherwise stated. This MD&A has been prepared as of November 4, 2008.

2008 Third Quarter Highlights and Fourth Quarter Outlook

  Total gold production of 64,588 ounces at Northgate’s three operating mines.

  Gold production in the fourth quarter of 2008 is projected to be 130,000 ounces, which will make it the strongest production quarter in Northgate’s history.

  Released positive exploration results at Young-Davidson, confirming the continuity of mineralization in the deposit and bringing the project closer to its total resource goal of 3 million ounces of gold.

  Announced delineation of an additional 140,000 ounces of gold reserves at Stawell, extending the current mine life by 1.5 years until the fourth quarter of 2011.

  Discovered significant extensions to three north striking areas of gold mineralization at the Fosterville Gold mine: the Osprey; Raptor; and, Harrier Base Fault zones, located in the Harrier Underground zone within the current mining lease.

  Successfully completed pilot plant testing at Fosterville and approved $4.75 million to install a heated leach circuit, which will increase overall gold recovery to 90%. The new circuit will be operational by Q2-2009.

  Ratified a new three-year collective labour agreement with the employees at Stawell.

Executive Overview

Financial Performance

Northgate Minerals Corporation recorded consolidated revenue of $99,267,000 in the third quarter of 2008, compared with consolidated revenue of $86,756,000 in the same period last year. The net loss for the quarter was $29,438,000 or $0.12 per diluted common share, which includes a charge of $16,912,000 to recognize an other than temporary decline in the value of the Corporation’s auction rate securities ("ARS") investments and a mark-to-market hedging gain of $22,984,000 on the Corporation’s copper forward contracts. Net loss of $11,937,000 or $0.05 per diluted common share was recorded during the corresponding quarter of 2007. Revenue was also lower than expected as a result of unusual disruption events occurring at Kemess and low gold output from the Australian operations. Fourth quarter production is expected to increase to 130,000 ounces. Cash flow from operations after changes in working capital was $638,000 or $0.00 per diluted common share compared with $29,445,000 or $0.12 per diluted common share during the third quarter of 2007. Per share data is based on the weighted average diluted number of shares outstanding of 255,467,109 in the third quarter of 2008 and 254,210,079 in the corresponding period of 2007. As of November 3, 2008, the Corporation had 255,601,854 issued and outstanding common shares and 5,792,700 outstanding stock options.

Health, Safety and Environment

Northgate continues to promote a strong culture of safety and is striving to ensure that the highest health and safety standards are maintained at its mine sites. While the Kemess mine recorded a total of three lost time incidents during the third quarter of 2008, other measures of safety continue to improve, and the mine is on track to record the fewest number of total safety incidents in a year since Northgate acquired the Kemess mine in 2000. In Australia, in the third quarter, Stawell had zero lost time injuries while Fosterville recorded one lost time injury. In addition, audits of the safety management systems at both sites were conducted during the quarter, which will provide a basis for future improvements. Young-Davidson had no lost time injuries in the quarter and continues to perform without any lost time injuries for the year.

Human Resources

On September 26, 2008, a new three-year collective agreement was ratified by the Employee Collective, comprised of the 155 production and maintenance employees at Stawell. This agreement replaces the previous three-year agreement that expired on September 26, 2008.

Commodity Price and Exchange Rates

The worldwide financial crisis has had, and will continue to have, a profound effect on mining companies with dramatic movements in prices and exchange rate resulting in severe market volatility. As a miner of gold, copper and silver in Canada and Australia, Northgate has seen the US dollar prices it receives for the metals it produces decline dramatically over the past few months, but has also seen a dramatic decline in its operating costs in US dollar terms over the same period. In Canada, the precipitous decline in the price of copper has reduced Northgate’s estimates of future profitability of the Kemess South mine. However, the decline in the Australian currency has actually resulted in a higher Australian dollar gold price, which has significantly improved future profitability of the Stawell and Fosterville Gold mines.

Copper – After averaging over $3.30 per pound for the past two and a half years and hitting an all-time high of $4.07 per pound on July 3 of this year, the price of copper declined dramatically in the third quarter, ending at $2.91 per pound. In October, the copper price fell further to under $2.00 per pound as the financial crisis worsened. In isolation, this change has had a significant adverse impact on the copper mining industry. However, there has also been a dramatic decline of local currencies in major copper producing regions of the world such as Chile, Russia, Peru, Australia and Canada, relative to the US dollar. The decline in local currencies ranging between 20% – 30% has reduced operating expenses in these jurisdictions in US dollar terms, mitigating the impact of the falling copper price to a significant extent.

This being said, there will be certain higher-cost copper mines in the United States and other areas of the world that will be forced to close if the current price environment persists, which should reduce near-term copper supply. In addition to these expected closures of producing mines, most, if not all, expansion and greenfield copper projects have been delayed or cancelled as a result of credit market conditions and the falling copper price.

Northgate Interim Report | Q3 2008 | 3

While these developments on the supply side of the copper market are very supportive of prices in the medium and long term, the demand side of the market is clearly in doubt in light of a potential worldwide recession, which will weigh heavily on the near-term price for copper.

Gold – The price of gold in US dollars has declined substantially as the worldwide financial crisis has worsened and commodity prices in general have plummeted. After having averaged $911 per ounce during the first six months of 2008, the price of gold dropped to $730 per ounce at the end of October. While the recent trend in the US dollar price of gold has been disappointing from a gold producer point of view and the volatility of the price has made planning exceptionally difficult, profit margins for non-US gold producers with operating costs primarily denominated in other currencies have remained relatively stable and, in some cases, have actually increased.

Production Forecast

In the fourth quarter of 2008, Northgate is projecting to produce approximately 130,000 ounces of gold and 18.5 million pounds of copper from its global mining operations at a net cash cost of $268 per ounce. The fourth quarter will be the strongest production quarter of the year due to the higher grade ore, which is scheduled for processing at Kemess South and Stawell and improving mill throughput and gold output at Fosterville, as a result of the improvements made at that operation since acquiring it in February.

The annual budgeting exercise for the 2009 year is underway and the preliminary forecast for production in 2009 is 390,000 ounces of gold at a net cash cost of $395 per ounce. In addition, copper production from Kemess is forecast to be 54.0 million pounds. Northgate will provide final plan projections for next year’s production in January 2009, along with estimates of planned exploration spending and capital expenditures for the year.

Summarized Consolidated Results
(Thousands of US dollars, except where noted)	Q3 2008	Q3 2007	YTD 2008	(1)	YTD 2007
Operating Data

Gold
Production (ounces)	64,588	70,055	236,535	(2)	204,164
Sales (ounces) (3)	64,685	73,545	210,505		210,245
Average spot price – London Bullion Market ($/ounce)	870	681	897		666
Copper
Production (thousands pounds)	9,195	18,822	37,515		51,363
Sales (thousands pounds)	8,633	18,916	38,089		52,948
Average spot price – London Metal Exchange Cash ($/pound)	3.48	3.50	3.62		3.22

Financial Data

Revenue	$99,267	$ 86,756	$ 324,240		$ 241,947
Net earnings	(29,438)	(11,937)	(7,926)		6,116
Earnings per share
Basic	(0.12)	(0.05)	(0.03)		0.02
Diluted	(0.12)	(0.05)	(0.03)		0.02
Cash flow from operations	638	29,445	56,947		92,371
Cash and cash equivalents	71,700	269,191	71,700		269,191

Total assets	$609,589	$ 587,679	$ 609,589		$ 587,679

(1)	Nine month financial data and gold sales (ounces) include the results of Northgate’s Australian operations from February 19 to September 30, 2008. Other figures are for the nine month period ending September 30, 2008.
(2)	Nine month production for Fosterville excludes the change in gold-in-circuit inventory previously recorded in production for the first quarter.
(3)	Prior period comparatives reflect gold sales (ounces) for Kemess only.

Northgate Interim Report | Q3 2008 | 4

Corporate Outlook

Although production during the third quarter was lower than the previous two quarters, Northgate is pleased to report that the company has now set the stage for the highest quarterly gold production in its history. At Kemess, production was unusually low mainly due to remedial work on the west wall of the pit, which necessitated the processing of lower grade stockpiles. In addition, a 10-day stoppage occurred in August when a buried line feeding process water to the concentrator suddenly and unexpectedly collapsed. The remedial work in the pit was completed on schedule and Kemess is expected to process much higher grade ores for the next several months, which will result in by far the strongest production of the year. In Australia, Northgate made excellent progress at both of its operating mines. At Stawell, initial expenditures on exploration yielded a quick payback in a 140,000-ounce increase in ore reserves. In addition, major investments in new haulage trucks and underground ventilation and cooling systems are largely complete and are expected to result in significant improvements in working conditions and productivity underground. Production in the quarter was lower than forecast due to lower than plan feed grades from underground; however, as at Kemess, production in the fourth quarter is expected to be by far the strongest of the year. At Fosterville, the accelerated underground development program has now started to bear fruit and for the first time, the mine has an adequate number of working areas available to meet its ramp-up plan. Equally as important was the successful testing of the on-line pilot plant, which demonstrated the increase of gold recovery to approximately 90% by investing $4.75 million. On the exploration front, the positive drill results recently released at the Harrier Underground zone confirm the highly prospective nature of the area around the Fosterville mine. Finally, at Young-Davidson, exploration drilling confirmed the continuity of mineralization in the deposit and has brought the project closer to its total resource goal of 3 million ounces of gold.

Northgate Interim Report | Q3 2008 | 5

Results of Operation – Kemess South Mine

(Thousands of US dollars, except where noted)	Q3 2008	Q3 2007	YTD 2008	YTD 2007

Operating Data
Ore plus waste mined (tonnes)	5,936,198	11,282,000	20,872,646	33,983,404
Ore mined (tonnes)	2,597,905	4,799,000	10,040,210	13,854,785
Stripping ratio (waste/ore)	1.29	1.35	1.08	1.45
Ore stockpile rehandle (tonnes)	1,712,424	258,025	4,762,457	1,644,861

Ore milled (tonnes)	3,958,406	4,786,712	12,753,244	13,666,645
Ore milled per day (tonnes)	43,026	52,029	46,557	49,684

Gold
Grade (g/t)	0.368	0.642	0.453	0.680
Recovery (%)	60	71	66	69
Production (ounces)	28,141	70,055	123,848	204,164
Sales (ounces)	27,452	73,545	122,303	210,245

Copper
Grade (%)	0.153	0.207	0.167	0.207
Recovery (%)	69	86	79	83
Production (thousands pounds)	9,195	18,822	37,515	51,363
Sales (thousands pounds)	8,633	18,916	38,089	52,948

Net cash cost ($/ounce)	597	(233)	212	(59)

Financial Data
Revenue	$43,212	$117,357	$ 259,538	$320,910
Cost of sales	54,640	59,241	178,099	166,611
Earnings (loss) from operations before
income taxes	(20,227)	35,234	57,888	106,192
Cash flow from operations	(535)	50,526	91,366	108,693
Capital expenditures	1,409	4,926	6,219	11,241

Operational Performance

The Kemess South mine posted gold and copper production of 28,141 ounces and 9.2 million pounds, respectively, in the third quarter of 2008. Gold production was lower than forecast due to a combination of unusual events experienced early in the third quarter. The main incident was the collapse of a buried section of the process water line connecting the process water pond to the mill, which resulted in ten days of lost production while a by-pass line around the pond was installed. An insurance claim to recover costs related to the outage and costs of the repair has been submitted. The mine also experienced shorter, but still significant, unplanned production stoppages due to power outages from a lightning strike to the power line and a cracked pinion tooth on one of the two SAG mills.

Both gold and copper grades and recoveries were lower than forecast as mill feed was sourced mainly from various low grade stockpiles, rather than the open pit, due to the continued remediation of the west wall where some localized sloughing occurred in the second and third quarters of the year. Now that the cleanup of the west wall is complete, high-grade ore from the west-end of the open pit is being treated at the mill, resulting in forecasted gold and copper production in the fourth quarter of 2008 of 74,000 ounces and 18.5 million pounds, respectively.

During the third quarter of 2008, approximately 5.9 million tonnes of ore and waste were removed from the open pit compared to 11.3 million tonnes during the corresponding quarter of 2007. Total tonnes moved (mined tonnes plus stockpile ore rehandle) were 15% lower in the third quarter of 2008 than they were in the corresponding period last year due to resloping efforts in the western area of the open pit. Unit mining costs were Cdn$1.99 per tonne moved compared with Cdn$1.56 per tonne moved in the third quarter of 2007. The unit mining costs in the most recent quarter were higher than they were in the same period last year due to the lower volume of material moved, higher prices for diesel fuel and maintenance charges, which were only partially offset by lower drilling costs as a result of the completion of the north wall push back.

Mill availability and mill throughput during the third quarter of 2008 were 77% and 43,026 tonnes per day (tpd), respectively, compared with 93% availability and throughput of 52,029 tpd in the third quarter of 2007. While processing weathered stockpile hypogene ore and supergene/leachcap ore had a positive impact on mill throughput in the quarter, any gains were more than offset by the mill outages from the failed water pipeline and outages from the lightning strikes. The ore milled in the third quarter of 2008 had a grade of 0.368 grams per tonne (g/t) gold and 0.153% copper compared to a grade of 0.642 g/t gold and 0.207% copper realized in the third quarter of 2007. The lower grades reflect the higher quantity of stockpile material that was processed during the quarter.

Northgate Interim Report | Q3 2008 | 6

Gold and copper recoveries averaged 60% and 69%, respectively, compared with 71% and 86% in the third quarter of 2007. In the most recent quarter, Kemess milled almost 2 million tonnes of very low grade stockpile hypogene ore, and supergene/leachcap ore, both of which have inherently lower metal recoveries than the hypogene ore that represented the bulk of the original Kemess South resource.

Metal concentrate inventory decreased by 1,500 wet tonnes (wt) in the third quarter of 2008 to approximately 2,100 wt, as road conditions were good and the availability of railcars remained steady.

During the third quarter of 2008, the average unit cost of production per tonne milled was Cdn$12.88, including Cdn$2.48 for concentrate marketing costs, which consist of concentrate treatment and refining charges and transportation fees. The average unit cost in the same quarter in 2007 was Cdn$12.31 per tonne milled, which included Cdn$3.68 for marketing costs. The increase in the unit cost of production is primarily due to the lower throughput in the current quarter, which was mitigated by the decline in 2008 Benchmark settlement terms for treatment and refining charges. Although total tonnes moved and mill throughput in the third quarter of 2008 were approximately 25% and 18% lower than they were in the same period last year, site operating costs remained constant at Cdn$41.4 million in both periods due to higher costs for consumables such as diesel fuel, mill steel, equipment maintenance and labour costs. The net cash cost of production in the third quarter of 2008 was $597 per ounce of gold compared to the negative $233 per ounce cash cost reported in the third quarter of 2007. The higher net cash cost in the current quarter is due to the combined effects of lower gold and copper production.

Financial Performance

Revenue from the Kemess South mine in the third quarter of 2008 was $43,212,000 compared with $117,357,000 in the corresponding period of 2007, excluding the effects of mark-to-market adjustments on Northgate’s copper hedge book. Metal sales in the third quarter of 2008 consisted of 27,452 ounces of gold and 8.6 million pounds of copper, compared with 73,545 ounces of gold and 18.9 million pounds of copper in the same period last year. During the third quarter of 2008, the price of gold on the London Bullion Market averaged $870 per ounce and the price of copper on the London Metal Exchange (LME) averaged $3.48 per pound. Net realized prices for sales in the quarter were approximately $857 per ounce of gold and $2.04 per pound of copper. Since the Corporation’s metal pricing quotational period is three months after the month of arrival (MAMA) for copper and one MAMA for gold at the smelting facility, the realized price calculation incorporates the actual settlement price for prior quarter sales, as well as the forward price profiles of both metals. The average market prices for gold and copper in the same quarter of 2007 were $681 per ounce and $3.50 per pound, respectively, while realized prices were $608 per ounce and $2.94 per pound. All of the Corporation’s gold and copper sales during the most recent quarter were sold at market prices compared to 2007, when a significant portion of the Corporation’s sales were hedged at lower than prevailing prices.

The cost of sales in the third quarter of 2008, excluding depreciation and depletion, was $54,640,000, which has declined from the corresponding 2007 period cost of sales of $59,241,000. The cost of sales in the current quarter reflects the lower sales volume quarter over quarter, but also reflects the impact of increases in the cost of consumables such as diesel fuel, mill steel, equipment maintenance and labour costs.

Depreciation and depletion expense in the third quarter was $9,108,000 compared to $8,050,000 during the corresponding period of 2007. The higher depreciation and depletion expense for the most recent quarter reflects the recognition of depreciation capitalized in ore stockpiles, as well as an increase in the amortization rate for 2008 as a result of capital expenditures in the prior year.

Cash invested in capital expenditures during the third quarter of 2008 totalled $1,409,000 compared to $4,926,000 in the corresponding period of 2007. Capital expenditures in the most recent quarter were primarily devoted to the ongoing construction of the tailings dam and road infrastructure. Capital investments in 2009 and 2010 will continue to decline as construction of the tailings dam draws to a close, but closure related capital expenses, which are credited against the outstanding closure liability shown on the Corporation’s balance sheet, will increase as the Kemess mine moves towards the end of its reserve life.

Northgate Interim Report | Q3 2008 | 7

Stawell Gold Mine

(Thousands of US dollars, except where noted)	Q3 2008		Q3 2007	YTD 2008	(1)	YTD 2007

Operating Data
Ore mined (tonnes)	158,195		172,019	452,104		499,581
Ore milled (tonnes)	177,381		181,971	514,981		551,169
Ore milled per day (tonnes)	1,928		1,978	1,879		2,019

Gold
Grade (g/t)	4.18		4.56	5.00		5.19
Recovery (%)	88		88	87		89
Production (ounces)	20,956		23,410	72,126		82,423
Sales (ounces)	22,367		n/a	55,651		n/a

Net cash cost ($/ounce)	668		n/a	623		n/a

Financial Data
Revenue	$20,022		n/a	$50,745		n/a
Cost of sales	14,121		n/a	35,026		n/a
Loss from operations	(2,839)		n/a	(5,545)		n/a
Cash flow from operations	5,880		n/a	15,386		n/a
Capital expenditures	11,588	(2)	n/a	21,852	(2)	n/a

(1)	Nine month financial data and gold sales (ounces) include the results of Northgate’s Australian operations from February 19 to September 30,
2008. Other figures are for the nine month period ending September 30, 2008.
(2)	Capital expenditures include mineral property, plant and equipment acquired through assumption of capital leases.

Operational Performance

The Stawell gold mine produced a total of 20,956 ounces of gold during the three months ended September 30, 2008. Production was 8,000 ounces lower than forecast and is attributable to negative grade variations and a revision in the mine plan. This revision in the mine plan has resulted in a higher fourth quarter gold production forecast of 33,000 ounces.

The new fleet of three 60-tonne haulage trucks arrived on site during the quarter. These larger trucks will reduce unit hauling costs and enhance the profitability of the Stawell mine. Approximately 177,381 tonnes of ore at a grade of 4.18 g/t were milled in the third quarter of 2008. Gold recoveries in the mill were 88%, which were on target with plan and consistent with levels in the third quarter of 2007. Total operating costs during the period were A$15,813,000 equating to an overall unit operating cost of A$89 per tonne of ore milled. Mining costs were A$61 per tonne of ore mined and milling costs were A$26 per tonne of ore milled.

The net cash cost of gold for the third quarter was $668 per ounce, which was significantly higher than plan. The cash cost was negatively impacted primarily by lower than normal gold production, higher costs for consumables, and an unusually high amount of definition drilling to delineate future ore stopes. Cash cost per ounce of gold in the fourth quarter is expected to be much lower, as a result of higher forecasted gold production and the significant decline of the Australian dollar relative to the US dollar.

Underground mine development continued in the Golden Gift (GG) production zones during the quarter and the development advance totalled 1,355 metres (m), which was consistent with plan.

Financial Performance

Stawell’s revenue in the third quarter was $20,022,000 based on gold sales of 22,367 ounces. The cost of sales for this period was $14,121,000 and the loss from operations before income taxes recorded for the period was $2,839,000. The mine generated $5,880,000 in cash flow from operations during the quarter.

Total investment in capital expenditures at Stawell during the quarter was $11,588,000, which includes $5,779,000 for mine development and $4,395,000 for capital leases related to the new fleet of haulage trucks. Depreciation and depletion expense for the three month period ending September 30, 2008 was $8,069,000.

Northgate Interim Report | Q3 2008 | 8

Mine-Life Extension

In September 2008, after only five months of drilling at Stawell, Northgate announced the delineation of an additional 140,000 ounces of gold reserves at a finding cost of approximately $20 per ounce, extending the current mine life by a further 18 months until the fourth quarter of 2011 (refer to press release dated September 8, 2008). Reserves were increased in all areas of the mine, through a combination of exploration drilling, resource definition drilling and grade control drilling.

The most significant addition to the mineral reserves and resources originated from the GG6 zone, where 61,000 ounces of reserves and 24,000 ounces of inferred resources have thus far been delineated. Development towards GG6 is scheduled to begin in March 2009.

A NI 43-101 compliant Technical Report, outlining in detail these reserve additions, was filed on SEDAR on October 22, 2008.

Exploration Update

Underground and surface-based exploration continued at Stawell, with over 4,400m drilled during the quarter. Exploration in the main GG6 reserve zone indicates that the zone remains open along strike to the north, where there is excellent potential to add additional high-grade resources. Results from exploration have also indicated that grades in the new GG6 reserve zone are 15% higher than the average reserve grade in other areas of the mine. Drill holes 5281 and 5282 below GG6 returned multiple intersections such as 24 g/t gold over 6.3m and 13.6 g/t gold over 3.5m. Follow up on these holes will take place in the first quarter of 2009 as mine development allows for adequate drill platforms.

Exploration work with mixed results continued on the Magdala North target area close to existing mine workings. Surface follow-up on hole SD 622 (8.4 g/t gold over 9.4m) was delayed due to lack of drill rig availability. The drill rig is now scheduled to arrive in the fourth quarter.

Northgate Interim Report | Q3 2008 | 9

Fosterville Gold Mine

(Thousands of US dollars, except where noted)	Q3 2008		Q3 2007	YTD 2008	(1)	YTD 2007

Operating Data
Ore mined (tonnes)	116,747		205,394	344,360		644,301
Ore milled (tonnes)	125,592		220,397	375,071		718,343
Ore milled per day (tonnes)	1,365		2,396	1,369		2,632

Gold
Grade (g/t)	5.84		3.67	5.18		3.03
Recovery (%)	66		77	65		79
Production (ounces)	15,491		19,981	40,561	(2)	54,180
Sales (ounces)	14,866		n/a	32,551		n/a

Net cash cost ($/ounce)	940		n/a	1,086		n/a

Financial Data
Revenue	$13,050		n/a	$29,114		n/a
Cost of sales	14,959		n/a	35,962		n/a
Loss from operations	(6,381)		n/a	(16,812)		n/a
Cash used in operations	(2,464)		n/a	(9,025)		n/a
Capital expenditures	8,132	(3)	n/a	30,770	(3)	n/a

(1)	Nine month financial data and gold sales (ounces) include the results of Northgate’s Australian operations from February 19 to September 30, 2008. Other figures are for the nine month period ending September 30, 2008.
(2)	Nine month production for Fosterville excludes the change in gold-in-circuit inventory previously recorded in production for the first quarter.
(3)	Capital expenditures include mineral property, plant and equipment acquired through assumption of capital leases.

Operational Performance

The Fosterville Gold mine produced 15,491 ounces of gold during the three months ended September 30, 2008, which was 4,500 ounces lower than plan, but an improvement from the first and second quarter production. Production at the mine was negatively impacted by slower than expected development rates, due to significant unplanned manpower turnover. In addition, recoveries in the mill were adversely impacted by the higher proportion of carbonaceous ore that was processed. Grades continued to improve and averaged 5.84 g/t gold during the third quarter, which was only slightly below forecast. The key initiatives to ensure the long-term success of the mine progressed during the quarter. Development infrastructure was established in the Ellesmere zone, which will provide another mining front. Production is forecast to increase in the fourth quarter to 23,000 ounces of gold and development is progressing to facilitate this ramp up. Ore production commenced from the thicker, higher grade sections of the Phoenix orebody in the third quarter, which will continue in the fourth quarter and be combined with increased production from the Ellesmere zone.

During the third quarter of 2008, 125,592 tonnes of ore at a grade of 5.84 g/t were milled. Gold recoveries in the milling circuit of 66% were significantly lower than the 77% achieved in the third quarter of 2007. Recoveries were affected by the higher proportion of black shale ore that was processed during the quarter.

Total operating costs for the third quarter were A$16,787,000, equating to an overall unit operating cost of A$130 per tonne of ore milled. Mining costs were A$84 per tonne of ore mined and milling costs were A$40 per tonne of ore milled. Unit costs during the quarter were higher than planned due to low ore production from the mine resulting from the lack of accessible mining areas. Mine development rates continued to improve during the third quarter of 2008 and an advance of 1,868m was recorded. By the fourth quarter of 2008, development in the mine will have progressed to the point where ore production will no longer be constrained and unit operating costs are expected to drop significantly due to higher ore production and cost reductions associated with the conversion to owner mining.

Net cash cost for the third quarter was $940 per ounce of gold, which was negatively impacted by lower than forecast gold production and one-time charges related to the owner mining conversion and the gold recovery enhancement initiatives currently underway. In the fourth quarter of 2008, cash costs per ounce are expected to be significantly lower due to improvements to gold recoveries, higher gold production and the decline of the Australian dollar relative to the US dollar.

Northgate Interim Report | Q3 2008 | 10

The gold recovery enhancement project progressed during the quarter with lab work, pilot plant work and some plant trial work. Carbon-in-leach (CIL) pilot plant test work has confirmed that introducing a heated leach process to the CIL tails dramatically improves gold recovery. Pilot plant operation on the CIL tailings has demonstrated that an overall gold recovery of 90% at the Fosterville mine is achievable. The construction of a full scale tailings leach plant at a cost of approximately $4.75 million has been approved and detailed engineering and design studies have already commenced. Commissioning of the new plant is scheduled for March 2009 and when fully operational, gold recoveries are expected to improve dramatically even for the black-shale ore that was processed in the third quarter.

Financial Performance

Fosterville’s revenue for the three months ended September 30, 2008 was $13,050,000 based on gold sales of 14,866 ounces. The cost of sales excluding depreciation and depletion for this period was $14,959,000 and the loss from operations was $6,381,000. The mine utilized $2,464,000 in cash from operations during the third quarter of 2008.

Total investment in capital expenditures at Fosterville was $8,132,000, which includes $4,884,000 for mine development and $2,638,000 for capital leases related to the acquisition of plant and equipment. Depreciation and depletion expense for the three month period ending September 30, 2008 was $2,929,000.

Exploration Update

The 2008 surface diamond drilling program at Fosterville was designed to test the characteristics and extend resources of the main Wirrawilla resource area. To date, 24 holes totalling 11,900m of diamond drilling have been completed in this program with 21 holes reaching the target depth and results returned for 14 holes. Two planned holes in the 2008 program have yet to be completed.

Drilling into the northern portion of the existing Wirrawilla area has confirmed its structural complexity. The results from five drill holes were modest with only one hole, SPD490, returning a significant result (>20 gram-metre). This area requires close-spaced drilling to define the gold mineralization, which can be completed much more cost effectively from underground in the future, if a ramp decline is within the vicinity.

Subsequent drilling into the southern portion of the project area was highly encouraging with the discovery of significant extensions to three mineralized zones within the Harrier Underground. The continuity of these zones, along with their broad widths and good grades, shifted exploration focus to this area, which can be cost effectively explored from surface. To date, results have been returned for nine holes, of which eight have significant assay results.

The Harrier Underground zone is situated 1.7 kilometres south of the current Phoenix ore body (Figure 1) and is interpreted to be at a slightly higher stratigraphic level down plunge of the Harrier open-pit ore body, which was mined in 2007. The zone comprises of three distinct westerly dipping mineralized structures, from west to east: the Osprey; Raptor; and Harrier Base Fault zones.

The current depth extents of the mineralization for the Harrier Underground zone are: Osprey – 310m to 560m depth; Raptor – 200m to 450m depth; and, Harrier Base – 460m to 620m depth.

Recent drilling confirms that grades and widths of the Harrier Underground zones are comparable to the majority of the Phoenix reserves. From a development perspective, the presence of the two zones, Osprey and Harrier Base, which are separated by only 80 metres, will reduce the amount of development required to access each zone and thus reduce overall mining and development costs.

Further scoping drilling is planned for early 2009 to test for extensions to mineralization in the Harrier Underground zone. This drilling will focus on extending the most significant zones of Osprey and Harrier Base down dip and along strike and Raptor down dip.

Northgate Interim Report | Q3 2008 | 11

Figure 1: Fosterville Mine Lease Long Projection (North-South) of Harrier Underground Location (in relation to resources, underground development and mining)

Project Update – Young-Davidson

Engineering, procurement and permitting activities required to support the project progressed during the quarter. In early August, Northgate filed its NI 43-101 compliant Preliminary Assessment Report ("Preliminary Assessment"), which outlines the basis for the development of a combined underground and open-pit mine producing an average of 158,000 ounces of gold per year at a cash cost of $405 per ounce over a 12 year mine-life. The initial capital cost of the mine is projected to be $306 million and can be brought into commercial production in 2011. The Preliminary Assessment was based on the underground mineral resources contained in a Technical Report filed on SEDAR on March 26, 2008, which included diamond drilling results up to December 20, 2007.

The Preliminary Assessment identified areas of the project to be further optimized in order to enhance the rate of return of the project. During the third quarter, geotechnical holes were initiated to support feasibility level design for the pit wall angles and the mining method including the required mine design (i.e. backfill requirements). The decision was also made to start the Feasibility Study upon completion of the 2008 drilling program and mine engineering design optimization. Northgate now expects to complete the Feasibility Study in the second quarter of 2009.

Underground ramp development at Young-Davidson also continued during the third quarter with an additional 570m of linear advance. The ramp is currently at a vertical depth of 438m from surface and a total length of 3,858m. Dewatering of the existing shaft continued during the quarter and has progressed to a depth of 535m.

Year-to-date drilling as of September 30, 2008 totalled 34,400m, of which 8,500m were drilled in the third quarter. As part of the resource conversion drilling program, Northgate released positive assay results for 34 surface and 59 underground diamond drill holes, which confirmed that the four previously established resources zones (the Upper Boundary, Lower Boundary, Lucky and Lower YD zones) form a near continuous gold system of overlapping lenses cut by numerous post mineral dykes. Underground definition drilling also confirmed the continuity and geometry of the upper portion of the Upper Boundary zone and a new area of mineralization was discovered adjacent to the historic Young-Davidson workings. Based on these results, a significant increase to the measured and indicated resource base is anticipated and an updated resource estimate is scheduled for release in December 2008.

In the fourth quarter, geotechnical drilling will be completed in support of the Feasibility Study design and exploration drilling will focus on targets that are not within the current resource area.

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Exploration Update – Boulevard Property

Northgate and Rimfire Minerals Corporation, a junior mineral exploration company recently completed a seven hole 525m diamond drilling program at the Boulevard property, located in the Yukon Territory. Northgate funded this program on the heels of a successful summer trenching program that yielded gold mineralization in two of three trenches, including 7.04 g/t gold over 6m and 6.43 g/t over 2m in a second trench. All drill samples have been recently submitted for assay and results are pending.

Corporate Administration

As at September 30, 2008, 16,200 tonnes of copper forward contracts remained outstanding at an average price of $2.52 per pound, representing approximately 100% of Kemess South’s copper production for the 12-month period ending June 2010. The change in fair value of the forward contracts during the quarter was a gain of $22,984,000. A related liability of $11,119,000 is included in other long-term liabilities. Northgate had no forward gold contracts outstanding at September 30, 2008.

Corporate administration costs in the third quarter of 2008 were $2,963,000 compared with $2,019,000 in the same quarter last year. This increase is due primarily to administrative expenditures in Australia of $504,000. Canadian corporate expenditures of $2,459,000 were slightly higher than they were in the comparative quarter of 2007 due primarily to the timing of expenses.

Exploration costs in the third quarter of 2008 were $10,247,000 compared to $10,773,000 in the corresponding quarter of 2007. In Canada, exploration costs of $7,833,000 were incurred primarily at the Young-Davidson property where the advanced underground exploration program continues. A total of $2,414,000 was expensed in Australia during the third quarter with $1,526,000 incurred at Fosterville and $888,000 incurred at Stawell, as both sites continue to identify additional zones to extend mine life.

Northgate granted a total of 125,000 options to employees in the third quarter of 2008, compared to nil in the corresponding quarter in 2007. At September 30, 2008, there were 5,792,700 options outstanding, of which 3,011,400 were exercisable.

The Corporation recognized an income tax recovery of $4,671,000 in the third quarter of 2008 compared to a recovery of $9,209,000 in the corresponding quarter of 2007. The recovery is related primarily to Northgate’s Canadian operations and reflects the loss noted in the quarter. Cash paid during the period for income taxes was $682,000 while no cash taxes were paid in the corresponding quarter of 2007. Cash payments are related entirely to Northgate’s Canadian operations and are required as the Corporation is now cash taxable in Canada.

Liquidity and Capital Resources

Working Capital: At September 30, 2008, Northgate had working capital of $12,768,000 compared with working capital of $235,739,000 at December 31, 2007. The decrease in working capital was primarily the result of the acquisition of Perseverance Corporation Pty Ltd ("Perseverance"). Northgate purchased all outstanding ordinary shares, warrants, options and convertible securities of Perseverance for cash. Cash and cash equivalents at September 30, 2008 amounted to $71,700,000 compared with $266,045,000 at December 31, 2007.

The Corporation’s investment management policy permits short-term excess cash to be invested in R1/P1/A1 rated investments including money market funds, direct obligation commercial paper, bankers’ acceptances and other highly rated short-term investment instruments, which are presented as cash and cash equivalents. In view of the current worldwide financial crisis, all cash and cash equivalents are currently being held in cash with chartered banks in Canada and major banks in Australia.

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During the quarter, Northgate generated cash flow from operations of $638,000 compared to $29,445,000 for the corresponding quarter in 2007. Cash flow from operations was negatively impacted by low gold production at the Kemess and Fosterville mines and the dramatic decline in copper prices. Based on the forecasted gold and copper prices and the foreign exchange rates at the date of this MD&A used in the current production forecasts, the Corporation believes that its working capital at September 30, 2008, together with future cash flow from operations, is more than sufficient to meet Northgate’s normal operating requirements for the next year.

On June 6, 2008, Northgate filed a short form universal base shelf prospectus (the "Prospectus") with the Securities Commissions in each of the provinces and territories of Canada and a corresponding registration statement was filed with the United States Securities and Exchange Commission. The Prospectus will facilitate offerings of Northgate’s debt securities, common shares, warrants, share purchase contracts and share purchase or equity units or any combination thereof up to an aggregate offering size of Cdn$250,000,000 over a 25-month period.

Financial Instruments: Northgate has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

Credit Risk – Credit risk is the risk of potential loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Corporation is exposed to credit risk from its receivables and investment securities. This risk may also arise on the copper forward contracts to which the Corporation is a party.

In general, the Corporation manages its credit exposure with respect to operational matters by transacting only with reputable, highly-rated counterparties. The Corporation monitors the financial condition of its customers and counterparties to contracts.

Gold doré produced in Australia is sold exclusively to AGR Matthey, a reputable precious metal refiner that has been in business for many years. The Corporation believes there are other buyers in the marketplace that would buy such production under approximately the same financial terms. Concentrate produced at Kemess is sold under a long-term contract to Xstrata Canada Corporation ("Xstrata"), a wholly-owned subsidiary of the publicly traded international mining company, Xstrata plc. Kemess gold-copper concentrate is of a quality that is readily saleable to a number of smelters under current market conditions. In the event that Xstrata is unable to purchase the Kemess concentrate, it could be sold to other smelters once appropriate logistical arrangements were put in place.

Northgate may also be exposed to credit risk on its copper forward contracts to the extent that the counterparty, Mitsui Bussan Commodities Ltd. ("Mitsui"), a reputable international commodities trading group, fails to meet its contractual obligations. Northgate has mitigated this risk by obtaining a parental guarantee from Mitsui’s parent company, Mitsui and Co., Ltd. of Japan. At September 30, 2008, there is no credit risk as the forward contracts have an unrealized loss, which has been recognized as a liability. However, the significant decline in the price of copper subsequent to quarter-end has resulted in an unrealized gain to Northgate.

The Corporation limits its exposure to credit risk on investments by investing only in securities rated AAA by credit rating agencies such as S&P and Moody’s. Management continuously monitors the fair value of its investments, including ARS (refer to ARS discussion below) to determine potential credit exposures. Any credit risk exposure on cash and cash equivalents is considered negligible as the Corporation places deposits only with major established banks in the countries in which it operates.

The carrying amount of financial assets represents the maximum credit exposure. As at September 30, 2008, the Corporation’s gross credit exposure is as follows:

Cash and cash equivalents	$71,700
Concentrate settlements and other receivables	8,985
Restricted cash (included in Other Assets)	25,491
Auction rate securities	46,799
$152,975

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Liquidity Risk – Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages this risk such that it will have the ability to discharge its liabilities when due, both under normal and stressed conditions, without incurring significant losses or risking damage to the Corporation’s reputation.

The Corporation uses detailed cash forecasts to ensure cash is available to discharge its obligations when they come due. Cash needed for this purpose is invested in highly liquid investments.

Market Risk – Market risk is the risk that changes in market prices, such as commodity prices, foreign exchange rates and interest rates, will affect the Corporation’s income or the value of its financial instruments. Northgate manages this risk such that it controls this exposure within acceptable parameters while optimizing the return on risk.

Commodity Price Risk –Northgate is exposed to commodity price risk through the price of gold and copper and also through various input prices such as fuel and electricity. The Board of Directors has established a Hedging Committee, which assists management in the identification and analysis of price risks and potential strategies to mitigate these risks.

The Corporation reviews major input prices on a regular basis and may enter into long-term contracts to mitigate the price volatility.

The Corporation monitors the price of commodities continuously and considers the risk exposure to fluctuating prices. In managing that risk, the Corporation is cognizant that investors generally seek exposure to the underlying commodities, particularly gold, through their investment.

All of the Corporation’s future gold production is unhedged and is fully exposed to future price movements.

Gold and copper sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenue and the related receivables are based on forward prices for the expected date of final settlement. These financial assets are therefore exposed to movements in the commodity price.

Foreign Exchange Rate Risk – The Corporation is exposed to foreign exchange risk on its financial assets and liabilities denominated in other than US dollars. The Corporation incurs a significant amount of its operating costs in Canadian and Australian dollars and movements in these currencies relative to the US dollar will have significant effect on future earnings.

Interest Rate Risk – The Corporation is exposed to interest rate risk on its short-term loan and its capital leases. The short-term loan bears interest at LIBOR plus 100 basis points. The capital leases bear interest at a fixed rate.

Capital Lease Financing: The Corporation continues to invest in plant and equipment at the Fosterville and Stawell gold mines. The conversion to owner mining at Fosterville has been completed; the required investment in mobile equipment fleet and other infrastructure of approximately $23,000,000 was partially financed by capital leases totaling $9,062,000. During the quarter, Stawell also acquired assets by way of capital leases of $4,395,000 to finance its new fleet of 60-tonne haulage trucks. Total capital lease financing at Fosterville and Stawell for the nine months ending September 30, 2008 was $14,590,000.

Investments: Northgate continues to maintain a portion of its investments in ARS. The par value of the ARS held by the Corporation is $72,600,000.

Auction rate securities are typically bonds or preferred shares whose interest or dividend rate is reset periodically. They often have a long-term maturity, in the case of bonds, or in the case of preferred shares, no maturity. The interest or dividend rate on ARS is reset periodically (typically at 7, 28, or 35-day intervals) to the rate produced in an auction that is governed by a set of auction procedures established by the issuer. These securities had been marketed primarily by US financial institutions as highly liquid investments, which holders could easily convert to cash through re-sale at regularly scheduled auctions. Beginning in the summer of 2007 however, as sub-prime mortgage exposure and other credit concerns in the US financial markets broadened, the auctions at which these securities were to be remarketed began to fail. Several bond insurer institutions (monoline insurers) had their credit ratings downgraded, resulting in reduced credit ratings for the ARS which they insured, and the widening crisis in the global credit markets brought further public attention to the highly complex nature of these structured products. Increasing difficulty in selling these securities and worsening credit markets ultimately resulted in the failure of the entire ARS market in the first quarter of 2008. As of the date hereof, markets for these securities remain frozen and, in many cases, attempts to conduct auctions have been discontinued.

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All ARS currently held by the Corporation were purchased on its behalf by Lehman Brothers Inc. ("Lehman"), acting in its capacity as broker agent of Northgate using the discretion conferred on it. Based on the information provided by Lehman, Northgate believed that the securities conformed to Northgate’s internal investment management policy. While, for the reasons discussed above, these securities cannot be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, the underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers have continued to make regular interest payments to the Corporation despite cessation of the auction process.

Subsequent to the ARS investments of Northgate becoming illiquid, management of the Corporation managed to secure from Lehman a short-term loan collateralized by the securities held in the Corporation’s investment account managed by Lehman, pursuant to a Client Agreement between Lehman and Northgate dated October 18, 2007 (the "Short-Term Loan"). The amount of funds available to borrow under the Short-Term Loan facility was to be an amount equal to 70% of the value (according to Lehman, to be estimated monthly by Lehman) of the securities held in Northgate’s investment account with Lehman. On December 7, 2007, Northgate drew down $48,716,000 from Lehman based on the market value of investments within Northgate’s portfolio. As the estimated value of the collateral decreased, Lehman demanded payments from Northgate in order to maintain the requisite 70% collateral-to-principal ratio.

In early 2008, further information was obtained by Northgate management regarding the manner in which Lehman and its employees had invested the Corporation’s funds, including through purchase of ARS, often in direct contravention of the Corporation’s stated investment objectives, as well as Lehman’s contractual obligations and fiduciary duties to the Corporation. Northgate management, together with the Corporation’s Board of Directors, then considered initiating litigation against Lehman, and retained US legal counsel to advise in this regard. Northgate proceeded to initiate discussions with Lehman regarding the basis for its potential claim, including in connection with Lehman’s material misconduct in relation to the Corporation’s investment account. Lehman initially expressed interest in discussing terms of settlement, so as to avoid litigation, and indicated that the Short-Term Loan would likely remain outstanding until a mutually-acceptable resolution was achieved. To date, no demand for repayment of the principal outstanding under the Short-Term Loan has been made.

On July 3, 2008, Northgate filed a Statement of Claim (the "FINRA Claim") with the Financial Industry Regulatory Authority ("FINRA") in New York, a self-regulatory organization with jurisdiction over customer-broker disputes. The FINRA Claim alleges that the mishandling of Northgate’s investment account (including the unauthorized purchase of ARS) by Lehman and several of its employees constituted, among other things, breach of contract, breach of fiduciary duty, fraudulent misrepresentation and abuse of discretionary authority. Among the relief sought by Northgate in the FINRA Claim is a ruling of FINRA relieving Northgate of its obligation to repay the Short-Term Loan as partial compensation for losses suffered as a result of the misconduct of Lehman, effectively ‘setting-off’ the debt owing by the Corporation to Lehman against the damages claimed by Northgate from Lehman and its employees. Northgate management believes, based upon its discussions with the Corporation’s US legal counsel, that an adjudicator of this dispute would give significant weight to this argument given Lehman’s extensive misconduct in managing Northgate’s investments.

On September 15, 2008, Lehman Brothers Holdings Inc. ("Lehman Holdings"), the parent corporation of Lehman, filed for Chapter 11 bankruptcy protection in the United States. On September 17, 2008, Barclays Capital ("Barclays") announced plans to buy certain assets from Lehman Holdings and its subsidiaries pursuant to an Asset Purchase Agreement with Lehman Holdings, Lehman and other Lehman affiliates (the "Barclays Purchase Agreement"). On September 19, 2008, the New York Court administering the bankruptcy of Lehman Holdings approved the Barclays Purchase Agreement, and ordered the liquidation of Lehman. As part of this liquidation, the majority of the customer brokerage accounts of Lehman, including that of Northgate, were transferred to Barclays.

From a legal perspective, Northgate’s FINRA Claim survives the bankruptcy of Lehman such that the Corporation now has a claim against a bankrupt estate. The Corporation and its advisors are in the process of analyzing the merits of continuing the FINRA Claim given the (i) anticipated legal costs associated therewith; (ii) the possibility that the assets remaining in Lehman may not be able to fully satisfy any damage award in the event Northgate is successful in the FINRA Claim; and, (iii) the limited pro rata recovery it could potentially receive as one of a large number of unsecured creditors with a claim against a bankrupt entity. An informed assessment of the residual value of the bankrupt estate cannot be made until a later stage in the bankruptcy process. The Corporation is also considering investigation of potential alternative sources of recovery, such as the insurance policies held by Lehman or its employees.

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Under the terms of the Barclays Purchase Agreement, Barclays (a) identified contractual obligations of Lehman that it would assume as of the closing date of such purchase, September 22, 2008 (the "Closing Date"), and (b) is entitled, for a period of 60 days following the Closing Date, to identify (in its sole discretion) additional contracts for which it is willing to assume the rights and obligations of Lehman on a going-forward basis. Barclays has confirmed its assumption of responsibility for Northgate’s brokerage account, but has not provided a formal update regarding the status of either the securities held in Northgate’s account or the Short-Term Loan. As of September 30, 2008, the principal outstanding on the Short-Term Loan was $43,620,000. As of the date hereof, Barclays has not identified to the Corporation the Short-Term Loan as a contract that it will assume, although the Corporation recognizes that Barclays may exercise its right to assume such contract at any time prior to November 21, 2008. At this point it is difficult for Northgate management to make a complete assessment of the issues associated with potential collection efforts relating to the Short-Term Loan, but the Corporation is making efforts to collect information so as to conduct an appropriate analysis.

Subsequent to Lehman’s bankruptcy filing, several US regulatory authorities have commenced formal investigations relating to possible fraud and other criminal activity by, among others, Lehman and its executives and employees. Few details regarding the investigations have been released at this stage. The New York State Attorney General’s Office has announced that it is reviewing actions of a number of executives in connection with ARS transactions.

As a consequence of the Lehman bankruptcy, the Corporation no longer receives regular valuation reports from Lehman or Barclays on the ARS that it holds. In order to estimate the fair value of its ARS holdings at September 30, 2008, the Corporation has retained the services of a professional valuation firm in the United States (the "Valuator") with expertise in the valuation of the type of ARS that the Corporation holds in its portfolio.

The estimated fair value of the Corporation’s ARS holdings at September 30, 2008 was $46,799,000, which reflects a $15,188,000 decline from the June 30, 2008 estimated fair value of $61,987,000 (December 31, 2007 – $69,397,000). In estimating the fair value of its ARS, the Valuator considered several variables, including the probability of future defaults, the potential impact of recent events in the global financial markets, the relative seniority of each ARS within the capital structure of the issuer, the credit circumstances of financial guarantors, and the value of investments and reserves held by the issuers. While the Corporation continues to earn interest on all its ARS investments, the estimated fair value of the ARS in Derivative Product Companies (companies involved in the issuance of credit default swaps) has fallen significantly below par value. Accordingly, the Corporation has recognized an other than temporary impairment on its investments in these securities of $16,912,000 into earnings for the three and nine months ended September 30, 2008. The conclusion for an other than temporary impairment is based on a variety of factors, including the bankruptcy of Lehman Holdings and its affiliates, the very substantial decline in the estimated fair value of individual investments for an extended period of time, recent downgrades in credit ratings for many issuers and adverse market conditions, particularly in the credit markets, which negatively impacted individual securities.

The Corporation concluded that the decline in estimated fair value for the remainder of its ARS investments (Regulation XXX Insurance companies) is temporary. In determining that the loss in value is temporary, management considered the fact that these ARS have a much lower probability of future default, continue to make interest payments, are insured by monoline insurance companies and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the issuers’ capital structures and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these ARS investments will eventually return to par value.

Short-Term Loan: The Short-Term Loan was originally obtained from Lehman, which also structured and marketed the Corporation’s ARS investments (refer to previous discussion on Short-Term Loan in the Investments section). As of September 30, 2008, the principal outstanding on the Short-Term Loan was $43,620,000.

Taxes: In March 2005, the Corporation received correspondence from the Canada Revenue Agency ("CRA") indicating that the CRA’s initial estimate of the Corporation’s 95% royalty interest on the Kemess property (which had been converted to an equity interest in December 2000) was significantly lower than Northgate’s initial valuation. The Corporation filed its response with the CRA in June 2005. The CRA remained silent on the matter until July 2007.

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Since then, the Corporation commissioned an independent valuation, which supported Northgate’s valuation and has continued to engage the CRA and the valuation section within Natural Resources Canada ("NRC") in discussions. In the third quarter of 2008, the Corporation received additional correspondence from NRC, which may lead to a formal notice of re-assessment from the CRA.

The Corporation strongly believes, based on its internal review and its consultation with external independent advisors, that its valuation is accurate and correct and the Corporation remains firmly committed to contesting any determination of the CRA to the contrary. Given the uncertainty on this matter, any potential adjustment to the Corporation’s income tax pools and any impact to current or future income taxes cannot be estimated.

Acquisition of Perseverance: On February 18, 2008, Northgate completed its acquisition of Perseverance and a total of A$230,552,000 (US$210,516,000) was paid to Perseverance securityholders. The financial results of Perseverance have been included in the interim consolidated financial statements of the Corporation from February 19, 2008.

In connection with the acquisition of Perseverance, the Corporation was required to pledge a cash amount of A$109,400,000 in the form of a stand-by letter of credit ("SBLC") in favour of a major Australian financial institution. A portion of the SBLC was released upon Northgate satisfying a portion of the debt obligations assumed by the Corporation in connection with the Perseverance acquisition. The funds remaining in the SBLC at December 31, 2007 were used to settle Perseverance’s gold forward contracts for A$49,317,000 ($45,550,000) and to pledge certain performance guarantees in Australia for A$8,020,000 ($7,434,000). The SBLC was fully extinguished in the second quarter of 2008.

Non-GAAP Measures

Adjusted Net Earnings

The Corporation has prepared a calculation of adjusted net earnings which has removed certain non-cash adjustments from its Canadian generally accepted accounting principles (Canadian GAAP) calculation of net earnings as it believes this may be a useful indicator to investors. Adjusted net earnings may not be comparable to other similarly titled measures of other companies.

(Expressed in thousands of US$, except share amounts)	Q3 2008	Q3 2007	YTD 2008	YTD 2007

Net earnings	$(29,438)	$(11,937)	$(7,926)	$6,116
Adjustments
Write-down of ARS	16,912	—	16,912	—
Unrealized gain on derivatives related to the acquisition
of Perseverance hedge book	—	—	(9,836)	—
Write-down of Kemess North, net of tax	—	18,551	—	18,551
Fair value adjustment on copper forward contracts,
net of tax	(15,859)	11,388	10,721	35,811
Adjusted net earnings	(28,385)	18,002	9,871	60,478
Diluted common shares outstanding	255,467,109	254,210,079	255,157,746	255,329,229
Adjusted net earnings per diluted common share	$(0.11)	$0.07	$0.04	$0.24

Cash Cost

Northgate has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to net earnings or as an alternative to other Canadian GAAP measures and may not be comparable to other similarly titled measures of other companies.

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A reconciliation of net cash costs per ounce of production to amounts reported in the Statement of Operations is shown in the following table:

Q3 2008
(Expressed in thousands of US$, except per ounce amounts)	Kemess	Stawell	Fosterville	Combined
Gold production (ounces)	28,141	20,956	15,491	64,588
Cost of sales	$54,640	$14,121	$14,959	$83,720
Change in inventories and other	(5,597)	(128)	(402)	(6,127)
Gross copper and silver revenue	(32,231)	—	—	(32,231)
Total cash cost	$16,812	$13,993	$14,557	$45,362
Cash cost ($/ounce)	$597	$668	$940	$702

Q3 2007
(Expressed in thousands of US$, except per ounce amounts)	Kemess	Stawell	Fosterville	Combined
Gold production (ounces)	70,055	n/a	n/a	70,055
Cost of sales	$59,241	n/a	n/a	$59,241
Change in inventories and other	(2,854)	n/a	n/a	(2,854)
Gross copper and silver revenue	(72,694)	n/a	n/a	(72,694)
Total cash cost	$(16,307)	n/a	n/a	$(16,307)
Cash cost ($/ounce)	$(233)	n/a	n/a	$(233)

Year-to-Date 2008
(Expressed in thousands of US$, except per ounce amounts)	Kemess	Stawell	(1)	Fosterville	(1)	Combined
Gold production (ounces)	123,848	55,271		34,142		213,261
Cost of sales	$178,099	$35,026		$35,962		$249,087
Change in inventories and other	(12,913)	(567)		1,114		(12,366)
Gross copper and silver revenue	(138,947)	—		—		(138,947)
Total cash cost	$26,239	$34,459		$37,076		$97,774
Cash cost ($/ounce)	$212	$624		$1,086		$458
(1) Financial and operational data include the results of Perseverance from February 19 to September 30, 2008.

Year-to-Date 2007
(Expressed in thousands of US$, except per ounce amounts)	Kemess	Stawell	Fosterville	Combined
Gold production (ounces)	204,164	n/a	n/a	204,164
Cost of sales	$166,611	n/a	n/a	$166,611
Change in inventories and other	(4,528)	n/a	n/a	(4,528)
Gross copper and silver revenue	(174,119)	n/a	n/a	(174,119)
Total cash cost	$(12,036)	n/a	n/a	$(12,036)
Cash cost ($/ounce)	$(59)	n/a	n/a	$(59)

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Internal Controls Over Financial Reporting

Management is responsible for designing, establishing and maintaining adequate internal control over financial reporting ("ICFR"). Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Northgate completed its acquisition of Perseverance during the nine-month period ending September 30, 2008. The Company will apply the acquisitions exemption permitted under the Sarbanes-Oxley Act of 2002. However, ICFR activities at the corporate office pertaining to financial consolidation were updated to ensure that the financial statements of Perseverance were accurate and complete.

Critical Accounting Estimates

Northgate’s accounting policies are described in note 2 to the consolidated financial statements for the year ended December 31, 2007, except for those policies described in notes 3 and 4 to the interim consolidated financial statements ended September 30, 2008. These interim consolidated financial statements are prepared in accordance with Canadian GAAP, which require Northgate to make various judgments with respect to certain estimates and assumptions. The following policies are considered by management to be most critical in understanding the judgments that are involved in the preparation of Northgate’s consolidated financial statements and the uncertainties inherent within them.

Revenue Recognition

Northgate recognizes revenue from the sale of its concentrate upon transfer of title and delivery, which usually occurs on receipt of provisional payment from the buyer, typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. Northgate accounts for reclamation liabilities by recognizing any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting cost capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the estimated amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. The determination of site closure and reclamation costs requires assumptions with respect to future expected costs, discount rates and inflation rates, changes in which can materially affect the recognized amount of the liability.

Mineral Property Costs

Northgate records mineral property acquisition and mine development at cost. A significant portion of Northgate’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production basis, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of proven and probable reserves expected to be recovered. If these estimates of reserves prove to be inaccurate, or if Northgate revises its mining plan reducing the amount of reserves expected to be recovered, Northgate could be required to write down the recorded value of its mineral property, plant and equipment, or could be required to increase the amount of future depreciation, depletion and amortization expenses, both of which would reduce Northgate’s earnings and net assets.

Northgate Interim Report | Q3 2008 | 20

In addition, Canadian GAAP requires Northgate to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present.

If Northgate determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate due to reductions in the price of gold and copper, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because Northgate has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, Northgate would be required to write down the recorded value of its mineral property, plant and equipment, which would reduce Northgate’s earnings and net assets.

Auction Rate Securities

Northgate records its investment in ARS at estimated fair market value. In estimating the fair value of ARS, several variables are considered, including the probability of future defaults, the potential impact of recent events in the global financial markets, the relative seniority of each ARS within the capital structure of the issuer, the credit circumstances of financial guarantors, and the value of investments and reserves held by the issuer.

A decline in the estimated fair value of the ARS that is determined to be temporary is recorded in other comprehensive income in the period when the impairment occurred. In determining if a decline in estimated fair value is temporary, Northgate considers whether interest payments continue to be made, the probability of future defaults, the credit rating of the issuer and the existence of financial guarantors. Northgate also considers the senior rank of its holdings in the issuers’ capital structure and the fiduciary obligation and financial capacity of companies who own the issuers.

A decline in estimated fair value that is determined to be other than temporary is recognized in earnings in the period in which the impairment occurred. In determining whether an impairment is other than temporary, Northgate considers various factors, including the bankruptcy of Lehman and its affiliates, a substantial decline in estimated fair value for an extended period of time, issuer defaults on interest payments, significant downgrades in the credit rating of the issuer and adverse market conditions which have negatively impacted individual securities.

Valuation Allowance

Northgate recognizes future tax assets associated with tax loss carry forwards and other tax deductions only if it is more likely than not that the related benefits will be realized in the future. The evaluation of whether future tax assets should be recognized is based on expected future income for tax purposes. The determination of expected future income for tax purposes requires significant judgments and estimates with respect to metal prices, foreign exchange rates and operating costs. Changes in those assumptions can materially affect the recognized amount of a future income tax asset. In future years, if Northgate determines it is no longer more likely than not that the benefit of its future tax assets will be realized, it would be required to set up a valuation allowance with a corresponding future income tax expense in results from operations.

Adoption of New Accounting Standards

On January 1, 2008, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1535, Capital Disclosures; Section 3031, Inventories; Section 3862, Financial Instruments – Disclosures; Section 3863, Financial Instruments – Presentation; and Section 1400, Financial Statement Presentation. In accordance with the transitional provisions, prior periods have not been restated. The principal changes resulting from these new standards are described below:

Capital Disclosures

Section 1535 establishes standards for disclosing information about the Corporation’s capital and how it is managed. The required disclosures with respects to capital management have been included in the notes to the interim financial statements.

Northgate Interim Report | Q3 2008 | 21

Inventories

Section 3031 establishes standards for the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value. In addition, in certain circumstances, write-downs of inventory previously recognized may be reversed. This section also provides guidance concerning the presentation of supplies inventory, capital spares and insurance spares on the balance sheet. This section has been applied retroactively without restatement of prior year comparative amounts. Upon adoption of this standard, an adjustment to decrease supplies inventory by $1,032,000 was recognized to reclassify significant long-term capital and insurance spares to property, plant and equipment. Furthermore, an increase to opening retained earnings of $381,000 was recognized to adjust for previously recognized depreciation, which would not have been recognized under the new standard.

Further upon adoption of this standard, the Corporation changed its valuation of supplies inventory from the lower of cost and replacement cost to the lower of cost and net realizable value. This change in valuation had no impact on the Corporation’s financial statements.

Financial Instruments – Presentation and Disclosure

Section 3862, Financial Instruments – Disclosures expands on the types and nature of disclosures required with respects to an entity’s use and exposure from financial instruments. Adoption of this standard resulted in more detailed disclosures in the notes to financial statements. These disclosures are included in the notes to the interim financial statements.

Section 3863, Financial Instruments – Presentation establishes the standards for the classification of financial instruments as liabilities or equity and the classification of related gains, income, and/or losses in the statement of operations. The adoption of these standards did not result in any changes to the Corporation’s financial statements.

As a result of the acquisition of Perseverance, the Corporation has also adopted a series of accounting policies associated with the related operations acquired. The related significant accounting policies are disclosed in the notes to the interim financial statements.

Financial Statement Presentation

Section 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. Currently, the amended requirements have no impact on the Corporation’s financial statements.

New Accounting Pronouncements

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and harmonizes this standard with International Financial Reporting Standard IAS 38, Intangible Assets. The new requirements are effective for fiscal years beginning on or after October 1, 2008. The Corporation is in the process of assessing the effect this new standard will have on its results of operations of financial position.

Conversion to International Financial Reporting Standards

On February 13, 2008, the Accounting Standards Board announced that publicly accountable entities will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011.

The Corporation is currently developing an IFRS conversion implementation plan, which will include an assessment of the impact of the conversion on the consolidated financial statements and related disclosures. The plan will also consider the impact of the conversion on the Corporation’s information technology systems, internal controls over financial reporting, disclosure controls and procedures, and business activities that may be influenced by generally accepted accounting principles (GAAP) measurements.

Northgate Interim Report | Q3 2008 | 22

The Corporation has engaged an independent firm to perform an analysis of the significant IFRS-GAAP differences with respect to the financial statements and disclosures. The Corporation will quantify the potential effect of these differences as part of the conversion implementation plan. Certain personnel have also undergone in-depth training regarding the significant IFRS-GAAP differences, in particular how they apply to entities in the mining industry. The Corporation has identified other key personnel that will play a significant role in the conversion to IFRS to ensure that proper education and training is provided prior to the conversion.

Selected Quarterly Financial Data

(Thousands of US dollars,	2008 Quarter Ended					2007 Quarter Ended			2006
except per share, per ounce
and per pound amounts)	Sep 30	Jun 30	Mar 31		Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Revenue	$99,267	$138,880	$86,093		$95,599	$86,756	$80,878	$74,313	$118,239

Earnings (loss) for the period	(29,438)	1,085	20,427		33,309	(11,937)	8,647	9,406	19,790
Earnings (loss) per share
Basic	$(0.12)	$0.00	$0.08		$0.13	$(0.05)	$0.03	$0.04	$0.09
Diluted	$(0.12)	$0.00	$0.08		$0.13	$(0.05)	$0.03	$0.04	$0.09
Metal production
Gold (ounces)	64,588	83,561	88,386	(1)	41,467	70,055	65,999	68,110	81,746
Copper (thousands pounds)	9,195	13,940	14,380		16,766	18,822	14,839	17,702	21,254
Metal Prices
Gold (London Bullion Market –
$ per ounce)	870	896	927		788	681	667	650	614
Copper (LME Cash – $ per pound)	3.48	3.83	3.54		3.26	3.50	3.47	2.69	3.21

(1) Gold production at Fosterville for the quarter ended March 31, 2008 excludes the change in gold-in-circuit inventory previously recorded.

Forward-Looking Statements

This interim report contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and US securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein, including any information as to the future activities of and developments related to the business activities of Northgate and its subsidiaries, the market position, and future financial or operating performance of Northgate, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits, success of exploration activities and permitting time lines; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in any of the countries in which the Corporation does or may carry out business in the future; risks of sovereign investment; the speculative nature of gold exploration, development and mining, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in the section entitled "Risk Factors" in Northgate’s Annual Information Form for the year ended December 31, 2007 or under the heading "Risks and Uncertainties" in Northgate’s 2007 Annual Report, both of which are available on SEDAR at www.sedar.com, and which should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation does not undertake any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except in each case as required by law.

Northgate Interim Report | Q3 2008 | 23

Interim Consolidated Balance Sheets
	September 30	December 31
Thousands of US dollars	2008	2007

	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$71,700	$266,045
Trade and other receivables	8,985	14,014
Inventories (note 6)	31,393	35,234
Prepaids	1,668	3,087
Future income tax asset	1,113	1,194

	114,859	319,574
Other assets	25,741	80,181
Long-term receivables	—	25,117
Deferred transaction costs (note 7)	775	1,799
Future income tax asset	15,941	16,507
Mineral property, plant and equipment	342,067	121,337
Investments (note 8)	47,183	70,074
Goodwill	62,023	—

	$608,589	$634,589

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$49,950	$32,551
Taxes payable	1,503	3,310
Short-term loan (note 9)	43,620	44,835
Current portion of capital lease obligations	5,389	2,267
Future income tax liability	1,629	872

	102,091	83,835
Capital lease obligations	7,845	282
Other long-term liabilities (note 10)	13,829	12,089
Provision for site closure and reclamation obligations (note 11)	42,890	49,120
Future income tax liability	9,323	2,487

	175,978	147,813

Shareholders' equity
Common shares	311,814	309,455
Contributed surplus	5,011	3,940
Accumulated other comprehensive income	(53,332)	(3,282)
Retained earnings	169,118	176,663

	432,611	486,776

	$608,589	$634,589

Commitments and Contingencies (note 18)
The accompanying notes form an integral part of these interim consolidated financial statements.
On behalf of the Board of Directors,

Terrence A. Lyons, Director	Patrick D. Downey, Director

Northgate Interim Report | Q3 2008 | 24

Interim Consolidated Statements of Operations and Comprehensive Income
Thousands of US dollars,	Three Months Ended Sep 30		Nine Months Ended Sep 30
except share and per share amounts, unaudited	2008	2007	2008	2007

Revenue	$99,267	$86,756	$324,240	$241,947

Cost of sales	83,720	59,241	249,087	166,611
Administrative and general	2,963	2,019	9,190	6,772
Depreciation and depletion	20,172	8,050	49,005	28,009
Net interest income	(1,157)	(4,611)	(6,320)	(12,311)
Exploration	10,247	10,773	27,765	22,208
Currency translation gain	(40)	(2,796)	(6,947)	(7,960)
Accretion of site closure and reclamation costs	665	964	1,619	1,869
Writedown of mineral property	—	32,347	—	32,347
Writedown of auction rate securities (note 8)	16,912	—	16,912	—
Other	(106)	1,915	(10,682)	2,826

	133,376	107,902	329,629	240,371

Earnings (loss) before income taxes	(34,109)	(21,146)	(5,389)	1,576
Income tax recovery (expense)
Current	2,779	(1,040)	(5,658)	(6,258)
Future	1,892	10,249	3,121	10,798

	4,671	9,209	(2,537)	4,540

Net earnings (loss) for the period	$(29,438)	$(11,937)	$(7,926)	$6,116

Other comprehensive income
Reclassification of net realized gains on available
for sale securities to net earnings	—	—	—	(315)
Unrealized gain (loss) on available for sale securities	(15,713)	(276)	(22,838)	190
Reclassification of other than temporary loss on
available for sale securities to net earnings	16,912	—	16,912	—
Unrealized loss on translation of
self-sustaining operations	(59,809)	—	(44,124)	—
Reclassification of deferred losses on gold forward
contracts to net earnings, net of tax	—	4,900	—	14,048

	(58,610)	4,624	(50,050)	13,923

Comprehensive income (loss)	$(88,048)	$(7,313)	$(57,976)	$20,039

Net earnings (loss) per share
Basic	$(0.12)	$(0.05)	$(0.03)	$0.02
Diluted	$(0.12)	$(0.05)	$(0.03)	$0.02
Weighted average shares outstanding
Basic	255,467,109	254,210,079	255,157,746	254,111,883
Diluted	255,467,109	254,210,079	255,157,746	255,329,229

The accompanying notes form an integral part of these interim consolidated financial statements.

Northgate Interim Report | Q3 2008 | 25

Interim Consolidated Statement of Changes in Shareholders' Equity
				Accumulated
	Number of	Common		Other
Thousands of US dollars,	Common	Shares	Contributed	Comprehensive	Retained
except common shares, unaudited	Shares	Amount	Surplus	Income (loss)	Earnings	Total

Balance at December 31, 2007	254,452,862	$309,455	$3,940	$(3,282)	$176,663	$486,776

Transitional adjustment on
adoption of inventory
standard (note 4)	—	—	—	—	381	381
Shares issued under employee
share purchase plan	199,789	327	—	—	—	327

Shares issued on exercise
of options	881,300	1,867	(494)	—	—	1,373

Stock-based compensation	—	165	1,565	—	—	1,730
Net earnings	—	—	—	—	(7,926)	(7,926)
Other comprehensive
income (loss)	—	—	—	(50,050)	—	(50,050)

Balance at September 30, 2008	255,533,951	$311,814	$5,011	$(53,332)	$169,118	$432,611

				Accumulated
	Number of	Common		Other
Thousands of US dollars,	Common	Shares	Contributed	Comprehensive	Retained
except common shares, unaudited	Shares	Amount	Surplus	Income (loss)	Earnings	Total

Balance at December 31, 2006	253,700,033	$307,914	$2,596	$—	$137,238	$447,748

Transitional adjustment
on adoption of financial
instruments standard	—	—	—	(18,676)	—	(18,676)

Shares issued under employee
share purchase plan	121,226	253	—	—	—	253

Shares issued on exercise
of options	424,220	548	(160)	—	—	388
Stock-based compensation	—	126	1,358	—	—	1,484
Net earnings	—	—	—	—	6,116	6,116

Other comprehensive income	—	—	—	13,923	—	13,923

Balance at September 30, 2007	254,245,479	$308,841	$3,794	$(4,753)	$143,354	$451,236

The accompanying notes form an integral part of these interim consolidated financial statements.

Northgate Interim Report | Q3 2008 | 26

Interim Consolidated Statements of Cash Flows
	Three Months Ended Sep 30		Nine Months Ended Sep 30
Thousands of US dollars, unaudited	2008	2007	2008	2007
Operating activities:
Net earnings (loss) for the period	$(29,438)	$(11,937)	$(7,926)	$6,116
Non-cash items:
Depreciation and depletion	20,172	8,050	49,005	28,009
Unrealized currency translation losses (gains)	(42)	1,151	(4,311)	1,827
Unrealized gain on derivatives	—	—	(9,836)	—
Accretion of site closure and reclamation costs	665	964	1,619	1,869
Loss on disposal of assets	156	—	112	—
Amortization of hedging losses	—	7,438	—	21,325
Amortization of deferred charges	54	81	161	229
Stock-based compensation	417	313	1,730	1,484
Accrual of employee severance costs	662	—	969	—
Future income tax expense (recovery)	(1,892)	(10,249)	(3,121)	(10,798)
Change in fair value of forward contracts	(22,984)	17,255	15,537	54,259
Writedown of auction rate securities	16,912	—	16,912	—
Writedown of mineral property	—	32,347	—	32,347
Gain on sale of investments	—	—	(1)	(315)
Changes in operating working capital and other (note 17)	15,956	(15,968)	(3,903)	(43,981)
	638	29,445	56,947	92,371

Investing activities:
Release of restricted cash	14,340	—	67,496	—
Increase in restricted cash	(811)	-	(24,723)	—
Purchase of mineral property, plant and equipment	(14,109)	(4,926)	(44,483)	(11,260)
Transaction costs paid	(679)	—	(2,912)	—
Acquisition of Perseverance, net of cash acquired	—	—	(196,590)	—
Repayment of Perseverance hedge portfolio	—	—	(45,550)	—
Proceeds from sale of equipment	13	—	3,234	—
Purchase of short-term investments	—	(72,600)	—	(72,600)
Purchase of investments	—	—	—	(322)
Proceeds from sale of investments	—	—	1	—
	(1,246)	(77,526)	(243,527)	(84,182)

Financing activities:
Repayment of capital lease obligations	(1,508)	(567)	(4,916)	(1,838)
Financing from credit facility	389	—	8,745	—
Repayment of credit facility	(797)	—	(9,961)	—
Repayment of other long-term liabilities	—	—	(746)	—
Issuance of common shares	173	78	1,700	641
	(1,743)	(489)	(5,178)	(1,197)
Effect of exchange rate changes on
cash and cash equivalents	(2,825)	—	(2,587)	—
Increase (decrease) in cash and cash equivalents	(5,176)	(48,570)	(194,345)	6,992
Cash and cash equivalents, beginning of period	76,876	317,761	266,045	262,199
Cash and cash equivalents, end of period	$71,700	$269,191	$71,700	$269,191
Supplementary information
Cash paid during the period for:
Interest	$813	$71	$2,743	$216
Income taxes	682	—	5,397	—
Purchase of mineral property, plant and equipment
by assumption of capital lease obligations	7,033	—	14,590	—

The accompanying notes form an integral part of these interim consolidated financial statements.

Northgate Interim Report | Q3 2008 | 27

Notes to Interim Consolidated Financial Statements

Three month and nine month periods ended September 30, 2008 and 2007 (unaudited).

All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.

Note 1     Basis of Presentation

The accompanying unaudited interim consolidated financial statements for Northgate Minerals Corporation ("Northgate" or the "Corporation") have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). They do not include all the disclosures required by Canadian GAAP for annual financial statements and should be read in conjunction with the Corporation’s consolidated financial statements and the notes thereto included in the Corporation’s Annual Report for the year ended December 31, 2007. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these interim consolidated financial statements.

Except as described in notes 3 and 4 below, these financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Corporation’s consolidated financial statements for the year ended December 31, 2007.

Note 2     Acquisition of Perseverance

On February 18, 2008, the Corporation completed its acquisition of Perseverance Corporation Limited ("Perseverance"), an Australian gold producer with two fully permitted gold mines in the state of Victoria. Perseverance’s major assets are the Stawell gold mine, located approximately 250 kilometres west of Melbourne, and the Fosterville Gold mine, located 20 kilometres east of Bendigo in central Victoria.

The acquisition was accounted for as a business combination using the purchase method. The results of Perseverance have been included in the consolidated financial statements of the Corporation from February 19, 2008 inclusive. As part of the acquisition, the Corporation acquired for cash consideration all the issued and outstanding ordinary shares and warrants, convertible subordinated notes, executive options, bank debt and gold forward contracts of Perseverance. The purchase price of the acquisition is calculated as follows:

Cash consideration to acquire:
Ordinary shares and warrants	$175,527
Convertible subordinated notes	34,267
Executive options	722
Bank debt	29,486
Transaction costs	3,708

$243,710

The following table sets forth a preliminary allocation of the purchase price to the assets and liabilities acquired, based on preliminary estimates of fair value. The final valuations of major items such as mineral property, plant and equipment, intangible assets, mineral and exploration rights, asset retirement obligations and deferred income tax assets and liabilities are not yet complete due to the inherent complexity associated with the valuations. This is a preliminary purchase price allocation and therefore subject to adjustment on completion of the valuation process and analysis of the resulting tax effects.

Northgate Interim Report | Q3 2008 | 28

Cash and cash equivalents	$14,306
Accounts receivable	10,142
Inventories	10,120
Mineral property, plant and equipment	245,155
Mineral and exploration rights	10,592
Goodwill	70,818

$361,133
Accounts payable and accrued liabilities	(30,254)
Other long-term liabilities	(1,686)
Site closure and reclamation costs	(8,982)
Gold forward contracts	(65,111)
Future income tax liability	(11,390)

$243,710

The goodwill amount noted above differs from the September 30, 2008 balance sheet amount of $62,023,000 due to changes in the Australian dollar to US dollar exchange rate.

Note 3     Significant Accounting Policies

As a result of the acquisition of Perseverance, the Corporation has adopted the following accounting policies associated with the related operations acquired:

A. Inventories
Inventories of unshipped gold doré are recorded at the lower of production costs on a first-in, first-out basis, and net realizable value. Work-in-process inventories (gold in circuit) are valued at the lower of average production costs or net realizable value. Production costs include costs related to mining, crushing, mill processing, as well as depreciation on production assets and certain allocations of mine-site overhead expenses attributable to the production process, as applicable.

B. Mineral Property, Plant and Equipment
Certain underground development costs, which are incurred to enable physical access to ore underground, may be capitalized. Capitalized development costs must be linked to specific ore blocks or mine areas for which they provide physical access. Amortization is recorded using the units of production method based on proven and probable reserves within the specific ore block or area. Infrastructure and underground development costs that provide a benefit over the entire mine life are amortized using the units of production method, based on accessible proven and probable mineral reserves at the mine.

For underground mining, any development costs not directly related to stope production and intended for use over a period exceeding two years is considered deferred development, which is capitalized. Such activities generally include development of shafts, access ramps, main crosscuts, main level drifts, ore and waste passes and ventilation raises.

Similarly, costs associated with exploration drifts and drill holes used to establish probable reserves and resources that will not be mined before two years are also considered deferred development. Definition drilling used to establish mining reserves that will be mined in less than two years are considered an operating cost.

Deferred development costs include all costs directly related to development, as well as a proportion of the costs related to direct supervision, supervision of mechanical and electrical services, engineering and geology, and the cost of power used by the equipment.

C. Revenue Recognition
The Corporation recognizes revenue from the sale of its gold doré upon delivery, which is when the doré is picked up by the customer’s agent at the mine site. At this point, the risks and rewards of ownership have passed to the buyer; the price is reasonably determinable and collection is reasonably assured.

D. Foreign Currency Translation
The Corporation’s primary currency of measurement and display is the United States dollar. The measurement currency of Perseverance is the Australian dollar (A$).

Northgate Interim Report | Q3 2008 | 29

The financial statements of Perseverance are translated into United States dollars using the current rate method. Under this method, all assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at rates of exchange in effect during the period. Gains and losses on translation are included in equity as a separate component of other comprehensive income (loss). For the three and nine month periods ended September 30, 2008, the Corporation recognized a loss of $59,809,000 and $44,124,000, respectively, in other comprehensive loss from the translation of the financial statements of self-sustaining operations.

E. Goodwill
When accounting for business combinations under the purchase method, the excess of the purchase price over the fair value of assets acquired and liabilities assumed at the date of acquisition is recorded as goodwill. Goodwill is assigned to the reporting units and is not amortized.

The Corporation evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether events and circumstances indicate that such carrying amount is impaired. To accomplish this, the Corporation compares the fair value of the reporting units to which goodwill was allocated to their carrying amount. If the carrying amount of a reporting unit exceeds its fair value, the Corporation would recognize an impairment in net earnings equal to the difference between the implied fair value of the reporting unit’s goodwill and its carrying amount.

Note 4     Adoption of New Accounting Standards

On January 1, 2008, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535, Capital Disclosures; Section 3031, Inventories; Section 3862, Financial Instruments – Disclosures; Section 3863, Financial Instruments – Presentation; and Section 1400, Financial Statement Presentation. In accordance with the transitional provisions, prior periods have not been restated. The principal changes resulting from these new standards are described below:

Capital Disclosures
Section 1535 establishes standards for disclosing information about the Corporation’s capital and how it is managed. The required disclosures with respect to capital management have been included in note 12 to these interim consolidated financial statements.

Inventories
Section 3031 establishes standards for the determination of inventory cost and its subsequent recognition as an expense, including any write-downs to net realizable value. In addition, in certain circumstances, write-downs of inventory previously recognized may be reversed. This section has been applied retroactively without restatement of prior year comparative amounts. Upon adoption of this standard, a decrease to supplies inventory of $1,032,000 was recognized to reclassify items not meeting the definition of inventory, including significant long-term capital and insurance spares, to mineral property, plant and equipment. Furthermore, an increase to opening retained earnings of $381,000 was recognized to adjust for previously recognized depreciation, which would not have been recognized under the new standard.

Further upon adoption of this standard, the Corporation changed its method of valuation of supplies inventory from the lower of cost and replacement cost to the lower of cost and net realizable value. This change in method of valuation had no impact on the Corporation’s interim consolidated financial statements.

Financial Instruments – Disclosures and Presentation
Section 3862, Financial Instruments – Disclosures expands on the types and nature of disclosures required with respect to an entity’s use and exposure from financial instruments. Adoption of this standard resulted in more detailed disclosures in the notes to these interim consolidated financial statements. These disclosures are included in note 14.

Section 3863, Financial Instruments – Presentation establishes the standards for the classification of financial instruments as liabilities or equity and the classification of related gains, income, and/or losses in the statement of operations. The adoption of this standard did not result in any changes to the Corporation’s financial statements.

Financial Statement Presentation
Section 1400, General Standards of Financial Statement Presentation was amended to include requirements to assets and disclose an entity’s ability to continue as a going concern. Currently, the amended requirements have no impact on the Corporation’s interim consolidated financial statements.

Northgate Interim Report | Q3 2008 | 30

Note 5     New Accounting Pronouncements

Goodwill and Intangible Assets
In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and harmonizes this standard with International Financial Reporting Standard IAS 38, Intangible Assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal, entities will no longer be able to defer certain costs and revenues incurred prior to commercial production at new mine operations. The new requirements are effective for the Corporation on January 1, 2009. The Corporation is in the process of assessing the effect this new standard will have on its results of operations.

Conversion to International Financial Reporting Standards ("IFRS")
On February 13, 2008, the Accounting Standards Board announced that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Corporation has commenced development of a conversion implementation plan and is continuing to assess the impact of the conversion on the consolidated financial statements and related disclosures.

Note 6     Inventories and Cost of Sales

	September 30	December 31
	2008	2007

Concentrate and unshipped gold doré	$8,255	$10,501
Gold in circuit (1)	2,665	—
Stockpiled ore	2,234	11,871
Supplies	18,239	12,862

	$31,393	$35,234

(1) Gold in circuit for the period ending September 30, 2008 reflects the current balance in the Corporation’s Australian mines.

At September 30, 2008, the carrying value of the stockpiled ore and the unshipped gold doré at Fosterville was recorded at a net realizable value of $552,000 and $264,000, respectively. The write-down to net realizable value at September 30, 2008 was $656,000.

At September 30, 2008, the carrying value of the stockpiled ore and gold in circuit at Stawell was recorded at a net realizable value of $221,000 and $831,000, respectively. The write-down to net realizable value at September 30, 2008 was $399,000.

The cost of sales balance on the statement of operations is comprised of the following items:

	Three months ended		Nine months ended
	Sep 30, 2008	Sep 30, 2007	Sep 30, 2008	Sep 30, 2007

Change in inventory	$4,015	$2,185	$10,005	$4,359
Mining and milling costs	60,723	34,853	172,622	98,357
Marketing and other costs	18,982	22,203	66,460	63,895

	$83,720	$59,241	$249,087	$166,611

Depreciation and depletion is included as depreciation and depletion expense in the statement of operations when the related inventory is sold.

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Note 7     Deferred Transaction Costs

On June 6, 2008, the Corporation filed a short form universal base shelf prospectus (the "Prospectus") with the Securities Commissions in each of the provinces and territories of Canada and a corresponding registration statement was filed with the United States Securities and Exchange Commission. The Prospectus will facilitate offerings of debt securities, common shares, warrants, share purchase contracts and share purchase or equity units or any combination thereof of the Corporation up to an aggregate offering size of Cdn$250,000,000 over a 25-month period.

All costs associated with the Prospectus have been deferred as long-term assets and will be accounted for as either debt issue costs and amortized or charged directly to equity as applicable, if an offering under the Prospectus is completed. If the Corporation determines that it will not issue securities under the Prospectus or withdraws the Prospectus, the deferred costs will be expensed at that time. Subsequent costs incurred to keep the filing in place will be expensed as incurred.

Deferred transaction costs as at December 31, 2007, relate to the acquisition of Perseverance and were subsequently included in the cost of the acquisition (refer to note 2).

Note 8     Investments

Northgate continues to maintain a portion of its investments in auction rate securities ("ARS"). The par value of the ARS held by the Corporation is US$72,600,000. All ARS currently held by the Corporation were purchased on its behalf by Lehman Brothers Inc. ("Lehman"), acting in its capacity as broker agent of Northgate using the discretion conferred on it.

The estimated fair value of the Corporation’s ARS holdings at September 30, 2008 was $46,799,000, which reflects a $15,188,000 decline from the June 30, 2008 estimated fair value of $61,987,000 (December 31, 2007 – $69,397,000). In estimating the fair value of its ARS, a number of variables were considered, including the probability of future defaults, the potential impact of recent events in the global financial markets, the relative seniority of each ARS within the capital structure of the issuer, the credit circumstances of financial guarantors, and the value of investments and reserves held by the issuers. While the Corporation continues to earn interest on all its ARS investments, the estimated fair value of the ARS in Derivative Product Companies (companies involved in the issuance of credit default swaps) has fallen significantly below par value. Accordingly, the Corporation has recognized an other than temporary impairment on its investments in these securities of $16,912,000 into earnings for the three and nine months ended September 30, 2008. The conclusion for other than temporary impairment is based on a variety factors, including the bankruptcy of Lehman Brothers Holdings Inc. and its affiliates, the very substantial decline in the estimated fair value of individual investments for an extended period of time, recent downgrades in credit ratings for many issuers and adverse market conditions, particularly in the credit markets, which negatively impacted individual securities.

The Corporation concluded that the decline in estimated fair value for the remainder of its ARS investments (Regulation XXX Insurance companies) is temporary. In determining that the loss in value is temporary, management considered the fact that these ARS have a much lower probability of future default, continue to make interest payments, are insured by monoline insurance companies and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the issuers’ capital structures and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these ARS investments will eventually return to par value.

On July 3, 2008, Northgate filed a Statement of Claim (the "FINRA Claim") with the Financial Industry Regulatory Authority ("FINRA") in New York, a self-regulatory organization with jurisdiction over customer-broker disputes. The FINRA Claim alleges that the mishandling of Northgate’s investment account (including the unauthorized purchase of ARS) by Lehman and several of its employees constituted, among other things, breach of contract, breach of fiduciary duty, fraudulent misrepresentation and abuse of discretionary authority. Among the relief sought by Northgate in the FINRA Claim is a ruling of FINRA relieving Northgate of its obligation to repay the short-term loan from Lehman (the "Short-Term Loan") (refer to note 9) as partial compensation for losses suffered as a result of the alleged misconduct of Lehman, effectively ‘setting-off’ the debt owing by the Corporation to Lehman against the damages claimed by Northgate from Lehman and its employees. Northgate management believes, based upon its discussions with the Corporation’s US legal counsel, that significant weight would be given to this argument, given Lehman’s alleged misconduct in managing Northgate’s investments.

On September 15, 2008, Lehman Brothers Holdings Inc. ("Lehman Holdings"), the parent corporation of Lehman, filed for Chapter 11 bankruptcy protection in the United States. On September 17, 2008, Barclays Capital ("Barclays") announced plans to buy certain assets from Lehman Holdings and its subsidiaries pursuant to an Asset Purchase Agreement with Lehman Holdings, Lehman and other Lehman affiliates (the "Barclays Purchase Agreement"). On September 19, 2008, the New York Court administering the bankruptcy of Lehman Holdings approved the Barclays Purchase Agreement and ordered the liquidation of Lehman. As part of this liquidation, the majority of the customer brokerage accounts of Lehman, including that of Northgate, were transferred to Barclays.

Northgate Interim Report | Q3 2008 | 32

Under the terms of the Barclays Purchase Agreement, Barclays (a) identified contractual obligations of Lehman that it would assume as of the closing date of such purchase, September 22, 2008 (the "Closing Date"), and (b) is entitled, for a period of 60 days following the Closing Date, to identify (in its sole discretion) additional contracts for which it is willing to assume the rights and obligations of Lehman on a going-forward basis. Barclays has confirmed its assumption of responsibility for Northgate’s brokerage account, but has not provided a formal update regarding the status of either the securities held in Northgate’s account or the Short-Term Loan (refer to note 9).

The Corporation believes that based on its cash and cash equivalents balance of $71,700,000 at September 30, 2008 and expected operating cash flows, the current illiquidity and impairment of its ARS investments will not have a material impact on the Corporation’s ability to carry on its business.

Note 9     Short-Term Loan

The Short-Term Loan was originally obtained from Lehman, which also structured and marketed the Corporation’s ARS investments (refer to note 8). As of September 30, 2008, the principal outstanding on the short-term loan was $43,620,000. As of the date hereof, Barclays (refer to note 8) has not identified to the Corporation the Short-Term Loan as a contract that it will assume, although the Corporation recognizes that Barclays may exercise its right to assume such contract at any time prior to November 21, 2008. At this point it is difficult for Northgate management to make a complete assessment of the issues associated with potential collection efforts relating to the Short-Term Loan, but the Corporation is making efforts to collect information so as to conduct an appropriate analysis. The Corporation continues to treat the Short-Term Loan as an obligation of the Corporation and has continued to classify it as a current liability based on its original maturity date.

Note 10     Other Long-term Liabilities

	September 30	December 31
	2008	2007

Unrealized loss on copper forward contracts (note 14)	$11,119	$12,089
Accrued severance costs	952	—
Provision for long-service leave	842	—
Deferred gain on sale and leaseback	916	—

	$13,829	$12,089

Accrued severance costs are comprised of severance and retention payments accrued for Kemess employees. On April 8, 2008, a new three-year collective agreement (the "Agreement") was ratified by the International Union of Operating Engineers Local 115, which represents the 300 production and maintenance employees at Kemess. The Agreement includes an enhanced severance package, which provides for a lump-sum payment to an employee who remains at Kemess until the employee’s last scheduled shift. The payment is based on an employee’s service years as calculated at the time of the last shift.

During the three months ended September 30, 2008, the Corporation communicated details of a severance package to salaried employees. The package provides for a lump-sum payment to a salaried employee who remains at Kemess until the close of the mine. The payment is based on an employee’s service years as calculated at the time of the employee’s termination date.

The Corporation is recognizing all estimated severance and retention liabilities in earnings ratably over the service period. For the three and nine months ended September 30, 2008, the Corporation recorded $661,000 and $968,000, respectively, to cost of sales.

In accordance with Australian legal requirements, all of Northgate’s Australia-based employees are entitled to 13 weeks of long-service leave for every 10 years of service.

The Corporation sold assets in Australia for a gain of $1,157,000 and subsequently leased back the assets for use in operations. The corresponding gain is being recognized into earnings over the term of the lease.

Northgate Interim Report | Q3 2008 | 33

Note 11     Site Closure and Reclamation Obligations

The continuity of the site closure and reclamation obligations as at September 30, 2008 is as follows:

		Young- Davidson
	Kemess		Stawell	Fosterville	Total

Balance, beginning of year	$48,634	$486	$—	$—	$49,120
Acquisition of Perseverance	—	—	4,931	4,051	8,982
Effect of change in estimated future cash flows	(9,545)	—	197	488	(8,860)
Site closure and reclamation costs paid	(3,085)	—	(222)	(30)	(3,337)
Accretion expense	1,045	21	149	404	1,619
Effect of foreign exchange	(2,886)	(34)	(835)	(879)	(4,634)

Balance, end of period	$34,163	$473	$4,220	$4,034	$42,890

Estimated undiscounted cash flows used to
determine the total liability	$41,538	$509	$5,149	$4,955	$52,151

During the quarter ended June 30, 2008, the Corporation revised the estimate for the Kemess South mine site closure and reclamation costs. The Corporation determined that it had obligations recorded for certain ore stockpiles at Kemess that would be processed rather than reclaimed. Accordingly, the amounts recorded for the obligation and related assets were reduced.

Note 12     Capital Management

The Corporation’s objective when managing capital is to maintain a strong capital base to ensure investor, creditor and market confidence and to sustain future development and growth.

The Corporation sets the amount of capital in proportion to risk by managing the capital structure and making adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Corporation may issue new shares or seek debt financing. The Corporation has implemented a rigorous planning and budgeting process to determine the funds necessary to ensure it has the liquidity to meet its operating requirements and growth objectives. In assessing liquidity, the Corporation takes into account its expected cash flows from operations and its cash and cash equivalent holdings.

The Corporation is subject to certain restrictions by third parties. The Corporation is required to maintain a margin account with respect to its copper forward contracts, which may require further deposits based on copper prices. The Corporation’s short-term loan, now held with Barclays, is secured by the ARS investments and requires debt service payments from time to time (refer to note 9). The Corporation’s site closure plans require the Corporation to post closure bonds and deposits from time to time. Costs of reclamation are accrued as an asset retirement obligation and posted bonds are recorded in other assets.

Neither the Corporation nor any of its subsidiaries are subject to any other externally imposed capital requirements such as loan covenants or capital ratios.

As disclosed in note 7, the Corporation filed a Prospectus on June 6, 2008, to facilitate future financings if required. There were no other changes to the Corporation’s approach to capital management during the three and nine months ended September 30, 2008.

Note 13     Stock-Based Compensation

During the three months ended September 30, 2008, the Corporation granted a total of 125,000 (2007 – nil) options to employees, with a term of seven years. Of the options granted, 50,000 are exercisable at Cdn$2.64 per share and 75,000 are exercisable at Cdn$2.08 per share. Over the next five years, 25,000 will vest in equal amounts commencing on the first anniversary date of the grant. The fair value of the options granted for the three months ended September 30, 2008 was $130,000 (2007 – nil). During the three months ended September 30, 2008, $332,500 (2007 – $279,000) of stock-based compensation expense was recognized related to outstanding stock options.

Northgate Interim Report | Q3 2008 | 34

During the three months ended September 30, 2008, a total of 60,000 options were cancelled and 28,000 options were exercised.

At September 30, 2008, there were 5,792,700 options outstanding, of which 3,011,400 were exercisable.

No stock options were granted during the three months ended June 30, 2008 (2007 – nil). During the three months ended June 30, 2008, $342,000 (2007 – $320,000) of stock-based compensation was recognized related to outstanding stock options.

During the three months ended June 30, 2008, a total of 40,600 options were cancelled and 117,000 options were exercised.

During the three months ended March 31, 2008, the Corporation granted a total of 1,480,000 (2007 – 1,425,000) options to employees, with a term of seven years. 1,460,000 of these options are exercisable at Cdn$2.97 per share and 20,000 are exercisable at Cdn$3.19 per share. Of the options granted, 274,800 vested immediately; 1,099,200 vest in equal amounts on the anniversary date of the grant over the next four years; and, 106,000 vest over five years. The fair value of the options granted for the three months ended March 31, 2008 was $2,087,000 (2007 – $2,500,000). During the three months ended March 31, 2008, $853,000 (2007 – $759,000) of stock-based compensation was recognized related to outstanding stock options.

During the three months ended March 31, 2008, a total of 27,000 options were cancelled and 736,300 options were exercised.

The fair value of share options granted is estimated using the Black–Scholes pricing model with the following assumptions:

	For Options Granted in
	Q3 2008	Q3 2007	Q2 2008	Q2 2007	Q1 2008	Q1 2007
Risk-free interest rate	3.64%	—	—	—	3.74%	3.94%
Annual dividends	—	—	—	—	—	—
Expected stock price volatility	48.9%	—	—	—	49.5%	53.4%
Expected option life	5.0 years	—	—	—	5.0 years	5.0 years
Per share fair value of options granted (Cdn$)	$1.08	—	—	—	$1.42	$2.05

Note 14     Financial Instruments

Financial Risk Management
The Corporation has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

Credit Risk
Credit risk is the risk of potential loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Corporation’s receivables and investment securities. It may also arise on the Corporation’s copper forward contracts.

In general, the Corporation manages its credit exposure with respect to operational matters by transacting only with reputable, highly-rated counterparties. The Corporation monitors the financial condition of its customers and counterparties to contracts.

Gold doré produced in Australia is sold exclusively to AGR Matthey, a reputable precious metals refiner that has been in business for many years. The Corporation believes there are other buyers in the marketplace that would buy the production under approximately the same financial terms. Concentrate produced at Kemess is sold under a long-term contract to Xstrata Canada Corporation ("Xstrata"), a wholly-owned subsidiary of the publicly traded international mining company, Xstrata plc. Kemess gold-copper concentrate is of a quality that is readily saleable to a number of smelters under current market conditions. In the event that Xstrata is unable to purchase the Kemess concentrate, it could be sold to other smelters once appropriate logistical arrangements were put in place.

The Corporation may also be exposed to credit risk on its copper forward contracts to the extent that the counterparty, Mitsui Bussan Commodities Ltd. ("Mitsui"), fails to meet its contractual obligation. The Corporation has mitigated this risk by obtaining a parental guarantee from Mitsui’s parent company, Mitsui and Co., Ltd. of Japan. At September 30, 2008, there is no credit risk as the Corporation’s forward contracts have an unrealized loss, which the Corporation has recognized as a liability.

The Corporation limits its exposure to credit risk on investments by investing only in securities rated AAA by credit rating agencies such as S&P and Moody’s. Management continuously monitors the fair value of its investments, including ARS (refer to note 8) to determine potential credit exposures. Any credit risk exposure on cash and cash equivalents is considered negligible as the Corporation places deposits only with major established banks in the countries in which it operates.

Northgate Interim Report | Q3 2008 | 35

The carrying amount of financial assets represents the maximum credit exposure. As at September 30, 2008, the Corporation’s gross credit exposure is as follows:

Cash and cash equivalents	$71,700
Concentrate settlements and other receivables	8,985
Restricted cash (included in Other Assets)	25,491
Auction rate securities	46,799

$152,975

Liquidity Risk
Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages this risk such that it will have the ability to discharge its liabilities when due, both under normal and stressed conditions, without incurring significant losses or risking damage to the Corporation’s reputation.

The Corporation uses detailed cash forecasts to ensure cash is available to discharge its obligations when they come due. Cash needed for this purpose is invested in highly liquid investments.

Significant cash commitments are as follows:

	1 Year	2–3 Years	4–5 Years	6+ Years	Total

Accounts payable and accrued liabilities	$49,950	$—	$—	$—	$49,950
Taxes payable	1,503	—	—	—	1,503
Provision for severance and long service leave (1) (2)	39	6,437	494	513	7,483
Capital lease obligations (including interest
component)	6,361	8,522	—	—	14,883
Operating leases	162	648	—	—	810
Copper forward contracts (3)	—	12,240	—	—	12,240
Short-term loan (4)	43,620	—	—	—	43,620
Asset retirement obligations (5)	3,690	24,928	18,606	4,927	52,151
Closure bonding requirement	1,102	810	—	—	1,912

(1)

The estimated severance liability will be recognized ratably over the estimated period of service. As at September 30, 2008, accrued severance of $952,000 has been recognized in other liabilities.

(2)

The provision for long service leave included above is undiscounted.

(3)

The copper forward contracts included above are undiscounted. The payments assume forward rates at September 30, 2008 and that these rates will remain constant over the life of the contracts.

(4)

The loan is secured by the Corporation’s ARS investments and matured June 6, 2008 (refer to note 9). The loan excludes interest to maturity as all interest received on collateral backing the loan will be automatically applied to the interest and principal. (

5)

The asset retirement obligations included above are undiscounted. The Kemess South and Young-Davidson portion of the asset retirement obligation is backed by Cdn$17,409,000 in security bonds included in other assets. The Stawell and Fosterville portion is backed by A$10,623,000 in security bonds also included in other assets.

Market Risk
Market risk is the risk that changes in market prices, such as commodity prices, foreign exchange rates and interest rates, will affect the Corporation’s income or the value of its financial instruments. The Corporation manages this risk such that it controls this exposure within acceptable parameters while optimizing the return on risk.

Commodity Price Risk – The Corporation is exposed to commodity price risk through the price of gold and copper and also through various input prices such as fuel and electricity. The Board of Directors has established a Hedging Committee, which assists management in the identification and analysis of price risks and potential strategies to mitigate this risk.

The Corporation reviews major input prices on a regular basis and may enter into long-term contracts to mitigate the price volatility.

The Corporation monitors the price of commodities continuously and considers the risk exposure to fluctuating prices. In managing that risk, the Corporation is cognizant that investors generally seek exposure to the underlying commodities, particularly gold, through their investment.

All of the Corporation’s future gold production is unhedged and is fully exposed to future price movements.

Northgate Interim Report | Q3 2008 | 36

The Corporation has entered into forward sales contracts with Mitsui Bussan Commodities, Ltd. ("Mitsui"), to fix the price of copper for certain future production. A total volume of 16,200 tonnes of copper were sold forward using London Metals Exchange ("LME") contracts as at September 30, 2008. These contracts mature from November 2009 through October 2010 at an average forward price of $2.52 per pound. The Corporation also entered into separate forward purchase contracts with Mitsui to repurchase, over the same period, its forward sales position at the difference between the monthly average LME prices in the month of settlement and the forward price of $2.52. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for copper in concentrate delivered to Xstrata under a multi–year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark–to–market basis in net earnings. The fair value of these contracts at September 30, 2008 was a liability of $11,119,000, which is included in other long-term liabilities. At December 31, 2007, the fair value was a net liability of $4,965,000 of which a receivable of $7,124,000 was included in concentrate settlements and other receivables, and a liability of $12,089,000 was included in other long-term liabilities.

A change of $ 0.05 per pound in the forward price of copper would have changed the fair value of the outstanding contracts and consequently earnings before income taxes by $1,622,000 for both the three and nine months ended September 30, 2008.

Gold and copper sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenue and the related receivables are based on forward prices for the expected date of final settlement. These financial assets are therefore exposed to movements in the commodity price. A change of $0.05 per pound in the price of copper would have changed the related receivables as at September 30, 2008 and earnings before income taxes by $502,000 for both the three and nine months ended September 30, 2008. A $10 per ounce change in the price of gold would have changed the related receivables as at September 30, 2008 and earnings before income taxes by $96,000 for both the three and nine months ended September 30, 2008.

Foreign Exchange Risk – The Corporation is exposed to foreign exchange risk on its financial assets and liabilities denominated in other than United States dollars. The Corporation incurs a significant amount of its operating costs in Canadian and Australian dollars and movements in these currencies relative to the US dollar will have an impact on future earnings.

A 10% change of the United States dollar against the Canadian dollar as at September 30, 2008 would have changed earnings before income taxes by $4,006,000 for the three and nine months ended September 30, 2008, respectively. This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest Rate Risk – The Corporation is exposed to interest rate risk on its short-term loan and its capital leases. The short-term loan bears interest at LIBOR plus 100 basis points. The capital leases bear interest at a fixed rate.

A change of 50 basis points in the LIBOR rate would have changed earnings before income taxes by $55,000 and $166,000 for the three and nine months ended September 30, 2008, respectively. This assumes all other variables, in particular foreign currency rates, remain constant.

Fair Values
The carrying values of cash and cash equivalents, accounts receivable, restricted cash, and accounts payable and accrued liabilities approximate fair values due to their short terms to maturity or ability to readily convert to cash. The carrying values of capital lease obligations and the short-term credit facility approximate fair values as they bear interest based on market rates of interest.

The fair value of investments in equity securities classified as available for sale is determined using bid prices at the balance sheet date with any unrealized gains or losses recognized in other comprehensive income. The fair value of ARS investments is determined based on a third-party valuation and other observable variables (refer to note 8).

Commodity contracts are valued by determining the difference between contractual forward rates and the current forward prices for the residual maturity of the contracts. When in a gain position, the fair value of the commodity contracts is discounted to the balance sheet date using the 12-month LIBOR rate at that date, plus an amount representing the risk premium of the counterparty. When in a loss position, a spread representing the risk premium of the Corporation is added to LIBOR for the discounting of the fair value of the contracts. The change in fair value of the forward contracts recognized in the results from operations was a gain of $22,984,000 and a loss of $15,537,000 for the three months and nine months ended September 30, 2008, respectively.

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Note 15     Segmented Information

In prior years, the Corporation considered itself to operate in a single segment being gold and copper mining and related activities including exploration, development, mining and processing in Canada. In the current period, the Corporation has identified separate segments for financial reporting.

The Corporation’s primary segment reporting basis is by individual mine as the assessment of performance and resource allocation decisions are made on the same basis. The Corporate segment includes costs incurred for corporate activity in both Canada and Australia, as well as revenues and costs that are not attributable to the individual mines for performance assessment. Hedging activity and exploration costs are also included in the Corporate segment as the decisions concerning these expenditures are approved at the senior management level.

The operating segment results for the three months ending September 30, 2008 are as follows:

	Kemess	Stawell	Fosterville	Corporate	Total

Revenues	$43,212	$20,022	$13,050	$22,983	$99,267
Depreciation and depletion	9,108	8,069	2,929	66	20,172
Exploration	185	887	1,526	7,649	10,247
Net interest income (expense)	466	(56)	(194)	941	1,157
Loss from operations, before income taxes	(20,227)	(2,839)	(6,381)	(4,662)	(34,109)

Capital Expenditures (1)	1,409	11,588	8,132	13	21,142
Goodwill (2)	—	—	—	62,023	62,023
Total Assets	129,334	104,779	151,268	223,208	608,589

(1)

 Capital expenditures includes mineral property, plant and equipment purchased outright and by assumption of capital lease obligations.

(2)

 In finalizing the purchase price allocation for the acquisition of Perseverance, goodwill will be allocated to the reporting units to which it relates. This process is still in progress and will be updated in future periods and the amount of goodwill ultimately recorded could materially change.

The operating segment results for the nine months ending September 30, 2008 are as follows:

	Kemess	Stawell	Fosterville	Corporate	Total
Revenues	$259,538	$50,745	$29,114	$(15,157)	$324,240
Depreciation and depletion	23,132	18,011	7,685	177	49,005
Exploration	478	3,224	2,273	21,790	27,765
Net interest income (expense)	854	26	(80)	5,520	6,320
Earnings (loss) from operations, before
income taxes	57,888	(5,545)	(16,812)	(40,920)	(5,389)

Capital Expenditures (1)	6,219	21,852	30,770	232	59,073

(1)

Capital expenditures includes mineral property, plant and equipment purchased outright and by assumption of capital lease obligations.

Revenue per geographical region for the three and nine month periods ending September 30 are as follows:

	Three months ended		Nine months ended
	Sep 30, 2008	Sep 30, 2007	Sep 30, 2008	Sep 30, 2007

Canada	$66,195	$86,756	$244,381	$241,947
Australia	33,072	—	79,859	—

	$99,267	$86,756	$324,240	$241,947

Revenue for both the three months and nine months ending September 30, 2008 and 2007 are disclosed, net of the effect of mark-to-market adjustments associated with forward contracts.

The Corporation has a multi-year agreement with Xstrata for the shipment and sale of Kemess’ gold-copper concentrate. The Corporation also has an arrangement with AGR Matthey for gold doré bars produced at Stawell and Fosterville.

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The sum of mineral property, plant and equipment and goodwill per geographical region are presented as follows:

	September 30, 2008	December 31, 2007

Canada	$98,891	$121,337
Australia	305,199	—

	$404,090	$121,337

Note 16     Other Income

For the nine months ended September 30, 2008, other income includes an out-of-court settlement with Aurizon Mines Ltd. for costs and damages in the amount of Cdn$4,000,000.

In addition, other income included a mark-to-market gain of $9,836,000 related to the settlement of Perseverance’s gold forward contracts. In connection with the acquisition of Perseverance, the Corporation had entered into an agreement to acquire Perseverance’s portfolio of gold forward contracts based on the value of the underlying forward contracts at October 30, 2007. A gain was recorded to recognize the difference in the fair value of the portfolio as at December 31, 2007 and the settlement amount.

Note 17     Supplementary Cash Flow Information

Changes in non-cash working capital and other:

	Three months ended		Nine months ended
	Sep 30,2008	Sep 30,2007	Sep 30, 2008	Sep 30, 2007

Trade and other receivables	$14,100	$(15,615)	$6,603	$(42,977)
Prepaid expenses	(765)	(795)	797	(651)
Inventories	6,275	156	9,847	(3,515)
Accounts payable and accrued liabilities	2,529	5,830	(6,624)	13,775
Taxes payable	(3,643)	(963)	(1,807)	3,294
Settlement of forward contracts	—	(4,581)	(9,382)	(13,907)
Reclamation costs paid	(2,540)	—	(3,337)	—

	$15,956	$(15,968)	$(3,903)	$(43,981)

Note 18     Commitments and Contingencies

The Corporation has engaged a third party to begin construction on a mill for the Young-Davidson property. The agreement for the mill provides for a payment to the supplier should the project be cancelled for any reason, based on a percentage of the overall cost of the mill and the period of time elapsed from the execution of the contract. As at September 30, 2008, the Corporation would be required to pay $1,159,000 if the project were cancelled. The maximum potential payment if the project were cancelled in the future is $3,095,000. These amounts are net of a deposit of $648,000 paid and recorded in other assets.

In March 2005, the Corporation received correspondence from the Canada Revenue Agency ("CRA") indicating that the CRA’s initial estimate of the Corporation’s 95% royalty interest on the Kemess property (which had been converted to an equity interest in December 2000) was significantly lower than Northgate’s initial valuation. The Corporation filed its response with the CRA in June 2005. The CRA remained silent on the matter until July 2007.

Since then, the Corporation commissioned an independent valuation, which supported Northgate’s valuation and has continued to engage the CRA and the valuation section within Natural Resources Canada ("NRC") in discussions. In the third quarter of 2008, the Corporation received additional correspondence from NRC, which may lead to a formal notice of reassessment from the CRA.

Northgate Interim Report | Q3 2008 | 39

The Corporation strongly believes, based on its internal review and its consultation with external independent advisors, that its valuation is accurate and correct and the Corporation remains firmly committed to contesting any determination of the CRA to the contrary. Given the uncertainty on the matter, any potential adjustment to the Corporation’s income tax pools and any impact to current or future income taxes, if any, cannot be estimated.

Note 19     Comparative Figures

To ensure comparability of financial information, certain comparative figures have been reclassified to conform to the presentation adopted in the current reporting period.

Northgate Interim Report | Q3 2008 | 40

Shareholder Information

Stock Exchange Listings	Investor Relations Inquiries
Common shares of Northgate Minerals Corporation are	Inquiries regarding the company’s latest information,
listed on the Toronto and American Stock exchanges.	news releases, investor presentations, mining projects
and general financial information may be directed to:
TSX: NGX | NYSE ALTERNEXT US (AMEX): NXG
Keren R. Yun
Transfer Agent & Registrar	t. 416.216.2781
e. kyun@northgateminerals.com
Shareholder inquiries relating to address changes and
share certificates should be directed to:
Interested parties are also encouraged to visit our website
at www.northgateminerals.com.
Computershare Investor Services

510 Burrard Street
Vancouver, BC V6C 3B9

t. 604.661.0222
   800.564.6253 (toll free in North America)
f. 604.669.1548

Northgate Minerals Corporation is a mid-tier gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. The company is forecasting approximately 365,000 ounces of unhedged gold production in 2008 and is targeting growth through further acquisitions in stable mining jurisdictions around the world. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the New York Alternext US (formerly American Stock Exchange) under the symbol NXG.

Northgate Interim Report | Q3 2008 | 41

Northgate Minerals Corporation	Northgate Australian Ventures Corporation

Toronto Office	Bendigo Office
18 King Street East, Suite 1602	117 Wills Street
Toronto, ON M5C 1C4	Bendigo, Victoria 3550
t. 416.363.1701	t. 61 (03) 5442 7755
f. 416.363.6392	f. 61 (03) 5442 3955

Vancouver Office
815 Hornby Street, Suite 406
Vancouver, BC V6Z 2E6
t. 604.681.4004
f. 604.681.4003

General Inquiries
ngx@northgateminerals.com
www.northgateminerals.com